KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2015

This management's discussion and analysis ("MD&A"), prepared as of November 10, 2015, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of September 30, 2015 and for the three and nine months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2015 and the notes thereto (the “interim financial statements”).  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2014 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars.  The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and nine months ended September 30, 2015, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 48 - 49 of this MD&A.  In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.           DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Consolidated Financial and Operating Highlights

	Three months ended September 30,			Nine months ended September 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2015	2014	Change	% Change (e)	2015	2014	Change	% Change (e)
Operating Highlights from Continuing Operations (d)
Total gold equivalent ounces (a)
Produced (c)	687,077	701,088	(14,011)	(2%)	1,990,734	2,059,398	(68,664)	(3%)
Sold (c)	721,927	746,425	(24,498)	(3%)	1,996,827	2,084,668	(87,841)	(4%)
Attributable gold equivalent ounces (a)
Produced (c)	680,679	693,818	(13,139)	(2%)	1,970,937	2,038,339	(67,402)	(3%)
Sold (c)	715,648	739,095	(23,447)	(3%)	1,976,459	2,063,860	(87,401)	(4%)
Financial Highlights from Continuing Operations (d)
Metal sales	$809.4	$945.7	$(136.3)	(14%)	$2,346.0	$2,675.0	$(329.0)	(12%)
Production cost of sales	$482.3	$520.1	$(37.8)	(7%)	$1,395.4	$1,502.0	$(106.6)	(7%)
Depreciation, depletion and amortization	$239.8	$233.8	$6.0	3%	$662.7	$645.5	$17.2	3%
Impairment charges	$-	$-	$-	-	$24.5	$-	$24.5	100%
Operating earnings (loss)	$(0.3)	$112.6	$(112.9)	(100%)	$(25.6)	$274.2	$(299.8)	(109%)
Net earnings (loss) attributable to common shareholders	$(52.7)	$(4.3)	$(48.4)	nm	$(142.6)	$73.5	$(216.1)	nm
Basic earnings (loss) per share attributable to common shareholders	$(0.05)	$-	$(0.05)	(100%)	$(0.12)	$0.06	$(0.18)	nm
Diluted earnings (loss) per share attributable to common shareholders	$(0.05)	$-	$(0.05)	(100%)	$(0.12)	$0.06	$(0.18)	nm
Adjusted net earnings (loss) attributable to common shareholders(b)	$(23.9)	$70.1	$(94.0)	(134%)	$(22.2)	$137.1	$(159.3)	(116%)
Adjusted net earnings (loss) per share (b)	$(0.02)	$0.06	$(0.08)	(133%)	$(0.02)	$0.12	$(0.14)	(117%)
Net cash flow provided from operating activities	$232.1	$304.5	$(72.4)	(24%)	$649.4	$678.9	$(29.5)	(4%)
Adjusted operating cash flow (b)	$206.6	$324.1	$(117.5)	(36%)	$582.8	$806.6	$(223.8)	(28%)
Capital expenditures	$171.3	$153.5	$17.8	12%	$449.3	$442.4	$6.9	2%
Average realized gold price per ounce	$1,122	$1,268	$(146)	(12%)	$1,175	$1,283	$(108)	(8%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$668	$697	$(29)	(4%)	$699	$720	$(21)	(3%)
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$668	$698	$(30)	(4%)	$699	$722	$(23)	(3%)
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$655	$685	$(30)	(4%)	$686	$706	$(20)	(3%)
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$936	$911	$25	3%	$965	$954	$11	1%
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$941	$919	$22	2%	$970	$963	$7	1%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$998	$982	$16	2%	$1,044	$1,043	$1	0%
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,000	$989	$11	1%	$1,047	$1,050	$(3)	(0%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2015 was 75.40:1 (third quarter of 2014 - 64.89:1). The ratio for the first nine months of 2015 was 73.66:1 (first nine months of 2014 - 64.54:1).

(d)
On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte ("FDN").  As a result, FDN was reclassified as a discontinued operation.  On December 17, 2014, the Company disposed of its interest in FDN.

(e)	"nm" means not meaningful.

Consolidated Financial Performance

Third quarter 2015 vs. Third quarter 2014

Kinross’ attributable production decreased slightly compared with the third quarter of 2014, primarily due to lower production at Maricunga, which was impacted by a reduction in tonnes of ore placed on the heap leach pads as a result of the extreme weather event in March 2015.  In addition, production was lower at Chirano and Kettle River-Buckhorn due to a decline in grades.  These decreases were partially offset by an increase in production from the Kupol segment and Fort Knox due to higher mill grades and timing of ounces processed through the mill and at Round Mountain due to improved heap leach performance and higher mill recoveries.

Metal sales were lower by 14% compared with the third quarter of 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  The average gold price realized decreased from $1,268 per ounce in the third quarter of 2014 to $1,122 per ounce in the third quarter of 2015.  Gold equivalent ounces sold in the third quarter of 2015 decreased to 721,927 ounces compared with 746,425 ounces in the same period of 2014, primarily due to the decrease in production as described above and timing of shipments from the Kupol segment.

Production cost of sales decreased by 7% compared with the third quarter of 2014, primarily due to the decrease in gold equivalent ounces sold, lower energy costs and favourable foreign exchange movements.  The changes in costs also resulted in a 4% decrease in attributable production cost of sales per equivalent ounce sold compared with the third quarter of 2014.

Depreciation, depletion and amortization increased by 3% compared with the third quarter of 2014, primarily due to increases in the depreciable asset base at Round Mountain, Fort Knox and Tasiast.  These increases were largely offset by the decline in depreciable asset base and gold equivalent ounces sold at Kettle River-Buckhorn.

The operating loss in the third quarter of 2015 was $0.3 million compared with operating earnings of $112.6 million in the same period of 2014.  The change was primarily due to the decrease in margins (metal sales less production cost of sales).

During the third quarter of 2015, net loss from continuing operations attributable to common shareholders was $52.7 million, or $0.05 per share, compared with net loss from continuing operations attributable to common shareholders of $4.3 million, or $0.00 per share, in the same period of 2014.  The increase in net loss was primarily a result of the decrease in operating earnings described above, partially offset by a decrease in income tax expense.  The Company recorded an income tax expense of $34.7 million in the third quarter of 2015 compared with $92.3 million in the third quarter of 2014.  The $92.3 million tax expense in the third quarter of 2014 included a $35.8 million expense due to a re-measurement of deferred tax assets as a result of income tax reforms enacted in Chile.  In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

The adjusted net loss attributable to common shareholders in the third quarter of 2015 was $23.9 million, or $0.02 per share, compared with adjusted net earnings attributable to common shareholders of $70.1 million, or $0.06 per share, for the same period in 2014.  The decrease in adjusted net earnings was mainly due to the decline in margins as described above.

During the third quarter of 2015, net cash flow of continuing operations provided from operating activities decreased to $232.1 million from $304.5 million in the same period of 2014, primarily due to the decrease in margins (metal sales less production cost of sales), partially offset by favourable working capital changes.

Adjusted operating cash flow decreased to $206.6 million in the third quarter of 2015 from $324.1 million in the same period of 2014, primarily due to the decrease in margins.

Capital expenditures increased to $171.3 million compared with $153.5 million in the third quarter of 2014, primarily due to increased spending at Fort Knox.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with the third quarter of 2014, primarily due to an increase in sustaining capital expenditures and a decrease in attributable ounces sold, partially offset by lower energy costs and favourable foreign exchange movements.

First nine months of 2015 vs. First nine months of 2014

Kinross’ attributable production decreased by 3% compared with the first nine months of 2014, primarily due to lower production at Tasiast as a result of a decrease in ounces recovered from the dump leach pads and at Maricunga as a result of the extreme weather event that occurred in March 2015.  In addition, production was lower at Paracatu due to lower mill throughput and at Kettle River-Buckhorn due to a decrease in grades.  These decreases were partially offset by an increase in production at Fort Knox due to higher mill grades.

During the first nine months of 2015, metal sales declined by 12% compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  The average realized gold price decreased to $1,175 per ounce in the first nine months of 2015 from $1,283 per ounce in the first nine months of 2014.  Gold equivalent ounces sold in the first nine months of 2015 decreased to 1,996,827 ounces compared with 2,084,668 ounces in the same period of 2014, primarily due to the decrease in gold equivalent ounces produced as described above.  In addition, gold equivalent ounces sold were lower compared with the first nine months of 2014 due to timing of shipments at Fort Knox as ounces produced at the end of 2013 were sold in the first quarter of 2014.

Production cost of sales decreased by 7% compared with the first nine months of 2014, primarily due to the decrease in gold equivalent ounces sold, lower energy costs and favourable foreign exchange movements.  The changes in costs also resulted in a 3% decrease in attributable production cost of sales per equivalent ounce sold compared with the first nine months of 2014.

During the first nine months of 2015, depreciation, depletion and amortization increased by 3% compared with the same period in 2014, primarily due to an increase in the depreciable asset base and a decrease in mineral reserves at both Chirano and Round Mountain, and increases in the depreciable asset base at Tasiast, the Kupol segment and Fort Knox.  These increases were partially offset by decreases in the depreciable asset base and gold equivalent ounces sold at Kettle River-Buckhorn.

The operating loss was $25.6 million in the first nine months of 2015 compared with operating earnings of $274.2 million in the same period of 2014.  The change was primarily due to the decrease in margins (metal sales less production cost of sales) and a $24.5 million write-down of the carrying value of inventory at Maricunga as a result of the extreme weather event in Chile.

Net loss from continuing operations attributable to common shareholders in the first nine months of 2015 was $142.6 million, or $0.12 per share, compared with net earnings from continuing operations attributable to common shareholders of $73.5 million, or $0.06 per share, in the first nine months of 2014.  The change was primarily a result of the decrease in operating earnings as described above, partially offset by a decrease in income tax expense.  During the first nine months of 2015, the Company recorded a tax expense of $54.6 million compared with $140.6 million in the same period of 2014.  The $140.6 million tax expense in 2014 included a $35.8 million expense due to a re-measurement of deferred tax assets as a result of income tax reforms enacted in Chile.  In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net loss attributable to common shareholders was $22.2 million, or $0.02 per share, for the first nine months of 2015 compared with adjusted net earnings attributable to common shareholders of $137.1 million, or $0.12 per share, for the same period in 2014.  The decrease in adjusted net earnings was primarily due to the decrease in margins as described above.

During the first nine months of 2015, net cash flow provided from operating activities decreased by 4% compared with the same period in 2014.  The decrease in cash flows was primarily the result of the decrease in margins, largely offset by favourable working capital changes.

Adjusted operating cash flow decreased to $582.8 million in the first nine months of 2015 compared with $806.6 million in the same period of 2014, primarily due to the decrease in margins.

Capital expenditures increased by 2% in the first nine months of 2015 compared with the same period in 2014, primarily due to increased spending at Fort Knox and at Paracatu, partially offset by decreased spending at Dvoinoye and Chirano.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased slightly compared with the first nine months of 2014, primarily due to the decrease in attributable ounces sold and higher sustaining capital expenditures, partially offset by lower energy costs and favourable foreign exchange movements.

2.           IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2014 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2014 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  During the third quarter of 2015, the average price of gold was $1,124 per ounce, with gold trading between $1,081 and $1,168 per ounce based on the London PM Fix gold price.  This compares to an average of $1,282 per ounce during the third quarter of 2014, with a low of $1,214 and a high of $1,340 per ounce.  During the third quarter of 2015, Kinross realized an average price of $1,122 per ounce compared with $1,268 per ounce for the corresponding period in 2014.  For the first nine months of 2015, the price of gold averaged $1,178 per ounce compared with $1,288 per ounce in the same period of 2014.  In the first nine months of 2015, Kinross realized an average price of $1,175 per ounce compared with an average price realized of $1,283 per ounce in the first nine months of 2014.

Major influences on the gold price during the third quarter of 2015 included the strengthening of the U.S. dollar, volatility in global financial markets and concerns over the global economy.  Gold prices also declined as a result of speculation on the timing of when the U.S. Federal Reserve will normalize monetary policy.

Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.  The Company’s operations have experienced modest decreases in fuel costs in the second half of 2014 and the first nine months of 2015, reflecting global oil and fuel price decreases that occurred during the second half of 2014.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the three and nine months ended September 30, 2015, the U.S. dollar, on average, was stronger relative to the Russian rouble, Canadian dollar, Chilean peso, Brazilian real, Ghanaian cedi and Mauritanian ouguiya compared with the same periods in 2014.  As at September 30, 2015, the U.S. dollar was stronger compared to the December 31, 2014 spot exchange rates of the Russian rouble, Canadian dollar, Chilean peso, Brazilian real, Ghanaian cedi and Mauritanian ouguiya.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

3.           OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 48 - 49 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $14 impact on production cost of sales per ounce1.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.

A $10 per barrel change in the price of oil could result in an approximate $1 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Operational Outlook

On September 17, 2015, Kinross updated its 2015 full-year guidance for production, cost of sales, all-in sustaining cost, capital expenditures and overhead (general and administrative, and business development expenses).

The Company expects to be within its production guidance range of 2.5 to 2.6 million gold equivalent ounces, which was narrowed upward from the previous guidance range of 2.4 to 2.6 million gold equivalent ounces.

Kinross expects to be within its updated all-in sustaining cost range of $975 to $1,025 per gold equivalent ounce sold, which was lowered from the previous range of $1,000 to $1,100, and its updated cost of sales range of $690 to $730 per gold equivalent ounce, which was lowered from the previous range of $720 to $780.

The Company expects to end the year below its updated capital expenditure guidance of $650 million, which was lowered from $725 million, and below its overhead guidance of $205 million, which excludes one-time restructuring charges.

Kinross expects to be within its original income tax guidance of $55 million based on the Company’s assumed gold price plus approximately 24% of additional profits as it relates to its income taxes on an adjusted basis.  The Company’s deferred income taxes move significantly with changes in foreign exchange rates, however, these foreign exchange impacts are normalized in its adjusted net earnings.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

4.           PROJECT UPDATES AND NEW DEVELOPMENTS

Project updates
Tasiast expansion update
Following the deferral of a previously studied 38,000 tonne per day (“t/d”) mill expansion in the first quarter of 2015, Kinross has continued to explore financially prudent alternatives to realizing Tasiast’s significant growth potential in the current gold price environment.  The Company is completing early-stage engineering on an alternative two-phased expansion concept.  Phase One would add incremental grinding capacity to the operation’s existing comminution circuit.  Based on work to date, this phased approach would have the benefit of both leveraging existing mill infrastructure to optimize the current operation in the near term, and significantly lowering overall capital costs compared to the 2014 feasibility study estimate of $1.6 billion.

Phase One of a potential expansion contemplates the installation of an oversized semi-autogenous grinding (“SAG”) mill and gyratory crusher, and is expected to increase mill throughput capacity from the current 8,000 t/d to 12,000 t/d.  Once commissioned, the additional crushing and grinding capacity is expected to enhance processing of the harder, higher grade West Branch ore and, by extension, improve Tasiast’s production and operating costs.  Phase Two of the potential expansion could further increase throughput capacity up to as much as 38,000 t/d with the installation of additional milling, leaching, thickening and refinery capacity.

Highlights of the early-stage engineering work completed to date on the 12,000 t/d Phase One concept include the following estimates:
Operational Metric	Estimates
Average annual production – first two years	368,000 gold equivalent ounces
Cash cost per ounce – first two years	$575 per gold equivalent ounce
All-in cost per ounce * – first two years	$725 per gold equivalent ounce
Initial capital	$290 million
Construction period	Two years
Assumes an oil price of $65/barrel
*All-in cost includes operating costs, royalties, sustaining capital, and does not include estimated initial capital expenditures of $290 million and pre-stripping of $483 million during the two-year construction period and first two years of operation, and any exploration, income taxes, and non-cash items related to reclamation or allocation of regional or corporate overhead costs.  This differs from the World Gold Council definition of all-in cost.

The initial capital expenditure estimate of $290 million for Phase One of the potential expansion is comprised of the installation of an oversized SAG mill, gyratory crusher and three leach tanks, as well as improvements to other components of the processing circuit.

Forecast Phase One expansion cost	Estimates ($ millions)
Direct cost (including freight)	$180
Indirect and owner’s cost	$80
Contingency	$30

A feasibility study of the initial Phase One 12,000 t/d concept with the new SAG mill is expected to be completed in the first quarter of 2016, at which time further details regarding project economics and Phase Two of a potential expansion would be released.  Any potential go-forward decision will depend on a range of factors, including the gold price environment and projections, expected economic returns and various technical and other considerations.

La Coipa update2

The La Coipa pre-feasibility study (“PFS”) was completed during the third quarter of 2015 as scheduled.  The PFS was based on plans to leverage existing infrastructure at La Coipa and to blend and process higher grade material from the recently delineated Phase 7 deposit mineralization with oxide/transition material from the existing Puren deposit.  The PFS assumed a $1,200 per ounce gold price and $17.00 per ounce silver price for overall project economics.

2 Summary results are shown on a 100% basis, however, Kinross has a 75% interest in Phase 7 and a 65% interest in Puren.

The study estimates total life of mine production of approximately 1.03 million gold equivalent ounces, with an estimated cost of sales per gold equivalent ounce of $674 and an estimated all-in cost per gold equivalent ounce sold of $767 during the expected 5.5 year mine life, following receipt of permits and commencement of stripping.  Ore processing is expected to commence one and a half years after pre-stripping has been initiated and continue for four years.

The initial capital cost is expected to be approximately $94 million, which includes plant refurbishment, and roads and tailings upgrades. Pre-stripping is expected to be $105 million.  In addition, life of mine sustaining capital is expected to be $96 million.

The PFS indicated an estimated total project internal rate of return (“IRR”) of approximately 20% and an estimated net present value (“NPV”) of approximately $120 million.

Summary of La Coipa PFS estimates2
Operational Metric	Life of Mine Estimates (100% basis)
Life of mine	5.5 years
Total ounces recovered	1.03 million gold equivalent ounces
Average annual production	207,000 gold equivalent ounces per year
Average cost of sales	$674 per gold equivalent ounce sold
Average all-in cost**	$767 per gold equivalent ounce sold
Average mill throughput	13,000 tpd
Average mining rate	80,000 tpd
Average gold recovery	76%
Average silver recovery	59%
Average gold grade	1.69 g/t
Average silver grade	61.5 g/t
Strip ratio (waste:ore)	5.0
Initial capital	$94 million
Pre-Stripping	$105 million
Sustaining capital	$96 million
IRR (after tax)	20%
NPV	$120 million
Key Assumptions: Gold price Silver price Oil price Chilean Peso Discount rate	$1,200/oz $17.00/oz $65/barrel 600 to the US dollar 5%

**All-in cost includes operating costs, sustaining capital, and post-start-up capitalized stripping and does not include estimated initial capital expenditures of $94 million and estimated pre-stripping of $105 million, and any exploration, income taxes, and non-cash items related to reclamation or allocation of regional or corporate overhead costs.  This differs from the World Gold Council definition of all-in cost.

Gold Price Sensitivity Estimates
	$1,100	$1,200	$1,300
IRR	15%	20%	26%

The Company continues to proceed with permitting, which includes preparing a response to the relevant agencies’ review and request for further information after submission of a Declaration of Impact to Environment permit earlier this year.  In the meantime, the Company intends to complete further studies to assess potential blending and throughput optimization.

Exploration continues at several district targets, including Catalina, which is located less than one kilometre southeast of the Phase 7 deposit.  Results continue to be encouraging and several significant new drill intersections have been identified during infill and step-out drilling this year.  Further exploration work is planned to assess opportunities to extend the estimated mine life beyond what the PFS contemplates.

Paracatu Santo Antonio tailings reprocessing

As a result of the current water scarcity in southcentral Brazil (refer to Section 10 Risk Analysis for details), Paracatu’s Santo Antonio tailings reprocessing project has been temporarily suspended until water levels recover.  The project, which is now at its commissioning stage, remains on budget, with an estimated capital cost of $20 million.

Chirano mine life extension

The Company has continued work to extend Chirano’s estimated mine life by one year to 2020, as development of the decline at the Akoti deposit advanced in the third quarter of 2015, with 250 metres of the main decline developed by September 30, 2015.  Kinross expects to mine additional underground ounces at two known mineral deposits, Paboase and Akoti, with Akoti expected to start producing ore in the second half of 2016.

Other developments
Board of Directors update
Kinross appointed Ms. Ave G. Lethbridge and Mr. Kelly J. Osborne to its Board of Directors, upon their election by shareholders at the Kinross Annual and Special Meeting of Shareholders held on May 6, 2015.

The appointments bring membership on the Kinross Board of Directors to nine, following the decision of Mr. John A. Keyes, Mr. Terence C.W. Reid and Ms. Ruth G. Woods to not stand for re-election, and the resignation of Mr. Kenneth C. Irving in February 2015.

5.           CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

(in millions, except ounces and per ounce amounts)	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change (d)	2015	2014	Change	% Change (d)
Operating Statistics from Continuing Operations (c)
Total gold equivalent ounces (a)
Produced (b)	687,077	701,088	(14,011)	(2%)	1,990,734	2,059,398	(68,664)	(3%)
Sold (b)	721,927	746,425	(24,498)	(3%)	1,996,827	2,084,668	(87,841)	(4%)
Attributable gold equivalent ounces (a)
Produced (b)	680,679	693,818	(13,139)	(2%)	1,970,937	2,038,339	(67,402)	(3%)
Sold (b)	715,648	739,095	(23,447)	(3%)	1,976,459	2,063,860	(87,401)	(4%)

Gold ounces - sold	701,975	728,449	(26,474)	(4%)	1,942,770	2,026,941	(84,171)	(4%)
Silver ounces - sold (000's)	1,504	1,166	338	29%	3,988	3,730	258	7%
Average realized gold price per ounce	$1,122	$1,268	$(146)	(12%)	$1,175	$1,283	$(108)	(8%)

Financial Data from Continuing Operations (c)
Metal sales	$809.4	$945.7	$(136.3)	(14%)	$2,346.0	$2,675.0	$(329.0)	(12%)
Production cost of sales	$482.3	$520.1	$(37.8)	(7%)	$1,395.4	$1,502.0	$(106.6)	(7%)
Depreciation, depletion and amortization	$239.8	$233.8	$6.0	3%	$662.7	$645.5	$17.2	3%
Impairment charges	$-	$-	$-	-	$24.5	$-	$24.5	100%
Operating earnings (loss)	$(0.3)	$112.6	$(112.9)	(100%)	$(25.6)	$274.2	$(299.8)	(109%)
Net earnings (loss) attributable to common shareholders	$(52.7)	$(4.3)	$(48.4)	nm	$(142.6)	$73.5	$(216.1)	nm

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2015 was 75.40:1 (third quarter of 2014 - 64.89:1). The ratio for the first nine months of 2015 was 73.66:1 (first nine months of 2014 - 64.54:1).

(c)
On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was reclassified as a discontinued operation.  On December 17, 2014, the Company disposed of its interest in FDN.

(d)	"nm" means not meaningful.

Operating Earnings (Loss) by Segment

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2015	2014	Change	% Change (d)	2015	2014	Change	% Change (d)

Operating segments
Fort Knox	$25.8	$17.7	$8.1	46%	$70.5	$76.8	$(6.3)	(8%)
Round Mountain	11.0	16.5	(5.5)	(33%)	24.6	41.2	(16.6)	(40%)
Kettle River-Buckhorn	4.8	5.4	(0.6)	(11%)	13.2	19.0	(5.8)	(31%)
Paracatu	11.9	23.4	(11.5)	(49%)	26.5	52.1	(25.6)	(49%)
Maricunga	(4.1)	20.4	(24.5)	(120%)	(37.5)	41.8	(79.3)	(190%)
Kupol (a)	60.4	84.5	(24.1)	(29%)	187.5	241.6	(54.1)	(22%)
Tasiast	(29.2)	(7.6)	(21.6)	nm	(77.0)	(16.4)	(60.6)	nm
Chirano	(19.3)	9.3	(28.6)	nm	(43.1)	11.8	(54.9)	nm
Non-operating segment
Corporate and Other (b)	(61.6)	(57.0)	(4.6)	(8%)	(190.3)	(193.7)	3.4	2%
Total	$(0.3)	$112.6	$(112.9)	(100%)	$(25.6)	$274.2	$(299.8)	(109%)
Discontinued operation
Fruta del Norte (c)	$-	$(1.5)	$1.5	100%	$-	$(5.6)	$5.6	100%
(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte and White Gold).

(c)
On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was reclassified as a discontinued operation.  On December 17, 2014, the Company disposed of its interest in FDN.

(d)	"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change (c)	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,950	2,537	3,413	135%	18,307	9,433	8,874	94%
Tonnes processed (000's) (a)	10,025	11,129	(1,104)	(10%)	28,545	27,343	1,202	4%
Grade (grams/tonne)(b)	0.86	0.62	0.24	39%	0.79	0.59	0.20	34%
Recovery(b)	83.3%	85.9%	(2.6%)	(3%)	83.1%	84.8%	(1.7%)	(2%)
Gold equivalent ounces:
Produced	115,258	104,815	10,443	10%	313,992	279,719	34,273	12%
Sold	118,978	110,187	8,791	8%	314,678	308,836	5,842	2%

Financial Data (in millions)
Metal sales	$133.3	$138.6	$(5.3)	(4%)	$369.0	$395.9	$(26.9)	(7%)
Production cost of sales	66.2	88.5	(22.3)	(25%)	190.2	224.4	(34.2)	(15%)
Depreciation, depletion and amortization	36.8	31.8	5.0	16%	98.6	91.0	7.6	8%
	30.3	18.3	12.0	66%	80.2	80.5	(0.3)	(0%)
Exploration and business development	4.1	0.6	3.5	nm	8.7	3.7	5.0	135%
Other	0.4	-	0.4	100%	1.0	-	1.0	100%
Segment operating earnings	$25.8	$17.7	$8.1	46%	$70.5	$76.8	$(6.3)	(8%)

(a)
Includes 6,697,000 and 18,506,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2015, respectively  (third quarter and first nine months of 2014 - 7,638,000 and 17,066,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.27 and 0.28 grams per tonne for the third quarter and first nine months of 2015, respectively (third quarter and first nine months of 2014  - 0.30 and 0.29  grams per tonne, respectively).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Third quarter 2015 vs. Third quarter 2014

Tonnes of ore mined increased to 5,950,000 compared with 2,537,000 tonnes in the third quarter of 2014, primarily due to mine sequencing, which involved mining activities focused on Phase 7 South, and an increase in mine fleet.  Tonnes of ore processed decreased by 10% compared with the third quarter of 2014, primarily due to a decline in tonnage placed on the heap leach pads as a result of longer haulage cycles arising from an increase in the proportion of mined ore, rather than stockpile ore, being stacked on the pads.  In addition, mill throughput was lower due to planned plant maintenance and ore hardness experienced during the third quarter of 2015.  Mill grades were 39% higher in the third quarter of 2015 compared with the same period in 2014 as a result of processing higher grade ore from Phase 7 South and reduced reliance on lower grade stockpile ore.  Mill recoveries decreased by 3% compared to the third quarter of 2014, primarily due to the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced increased by 10% compared with the third quarter of 2014, primarily due to the higher mill grades and timing of ounces processed through the mill, partially offset by lower ounces recovered from the heap leach pads due to the decrease in the quantity and grade of ore placed on the pads.  During the third quarter of 2015, gold equivalent ounces sold exceeded production as ounces produced at the end of the second quarter were sold in the third quarter of 2015.

During the third quarter of 2015, metal sales decreased by 4% compared with the same period in 2014 due to a decrease in metal prices realized, partially offset by an increase in gold equivalent ounces sold.  Production cost of sales decreased by 25% compared with the third quarter of 2014, primarily due to lower diesel and power costs, partially offset by increases in gold equivalent ounces sold and labour costs.  Depreciation, depletion and amortization increased by 16% in the third quarter of 2015 compared with the same period in 2014, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.

First nine months of 2015 vs. First nine months of 2014

During the first nine months of 2015, tonnes of ore mined increased by 94% compared with the same period in 2014 due to planned mine sequencing, which involved mining activities focused on Phase 7 South, and an increase in mine fleet.  Tonnes of ore processed were 4% higher compared with the first nine months of 2014, primarily due to milder weather conditions earlier this year that allowed for additional stacking of ore on the heap leach pads, and which in turn, allowed for reduced reliance on stockpile ore.  Mill grades were 34% higher compared with the first nine months of 2014 as a result of an increase in the processing of higher grade ore from Phase 7 South.  During the first nine months of 2015, mill recoveries decreased by 2% compared with the same period in 2014, due to the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced increased by 12% compared with the first nine months of 2014, primarily due to the higher mill grades, partially offset by lower ounces recovered from the heap leach pads due to the decrease in the grade of ore placed on the pads.  During the first nine months of 2015, gold equivalent ounces sold were 2% higher compared with the same period in 2014, primarily due to the increase in ounces produced, partially offset by the timing of shipments as ounces produced at the end of 2013 were sold in the first quarter of 2014.

Metal sales were 7% lower compared with the first nine months of 2014 due to a decrease in metal prices realized, partially offset by the increase in gold equivalent ounces sold.  Production cost of sales decreased by 15% compared with the first nine months of 2014, primarily due to decreases in the cost of diesel and power, partially offset by higher labour costs.  During the first nine months of 2015, depreciation, depletion and amortization increased by 8% compared with the same period in 2014, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)(a)	6,962	6,265	697	11%	19,742	19,410	332	2%
Tonnes processed (000's)(a)	5,470	6,966	(1,496)	(21%)	17,462	19,608	(2,146)	(11%)
Grade (grams/tonne)(b)	0.91	0.91	-	-	0.96	0.94	0.02	2%
Recovery(b)	81.1%	61.2%	19.9%	33%	77.7%	68.7%	9.0%	13%
Gold equivalent ounces:
Produced	58,074	44,764	13,310	30%	146,784	132,093	14,691	11%
Sold	54,559	45,540	9,019	20%	142,899	129,308	13,591	11%

Financial Data (in millions)
Metal sales	$61.6	$58.0	$3.6	6%	$169.3	$166.6	$2.7	2%
Production cost of sales	37.5	35.9	1.6	4%	109.9	110.1	(0.2)	(0%)
Depreciation, depletion and amortization	12.9	5.6	7.3	130%	33.9	15.2	18.7	123%
	11.2	16.5	(5.3)	(32%)	25.5	41.3	(15.8)	(38%)
Exploration and business development	0.2	-	0.2	100%	0.9	0.1	0.8	nm
Segment operating earnings	$11.0	$16.5	$(5.5)	(33%)	$24.6	$41.2	$(16.6)	(40%)

(a)
Tonnes of ore mined/processed represent 100% of operations. Includes 4,546,000 and 15,644,000 tonnes placed on the heap leach pads during the third quarter and first nine months of 2015, respectively (third quarter and first nine months of 2014 - 5,956,000 and 16,680,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.47 and 0.42 grams per tonne for the third quarter and first nine months of 2015, respectively (third quarter and first nine months of 2014 - 0.35  grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Third quarter 2015 vs. Third quarter 2014

During the third quarter of 2015, tonnes of ore mined increased by 11% compared with the same period in 2014, primarily due to shorter haulages from the current phase of mining.  Tonnes of ore processed in the third quarter of 2015 were 21% lower compared with the same period in 2014, primarily due to higher grade ore placed on the heap leach pads.  Mill recoveries increased by 33% compared with the third quarter of 2014, mainly due to the characteristics of the ore mined in 2014.  During the third quarter of 2015, gold equivalent ounces produced were 30% higher compared with the same period in 2014, primarily due to an increase in mill recoveries as well as an increase in ounces recovered from the heap leach pads, largely a result of higher grade ore recently placed on the pads, improved solutions management, a new pH enhancement system, and improvements made to optimize the flow of the loaded solution to the carbon columns at the Adsorption, Desorption, and Recovery (“ADR”) facility.

Metal sales in the third quarter of 2015 were higher by 6% compared with the same period in 2014 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  During the third quarter of 2015, production cost of sales increased by 4% compared with the same period in 2014, primarily due to the increase in gold equivalent ounces sold, partially offset by lower diesel and contractor costs.  Depreciation, depletion and amortization increased to $12.9 million from $5.6 million in the third quarter of 2014, primarily due to a decrease in the mineral reserves at December 31, 2014 and increases in the depreciable asset base and gold equivalent ounces sold.

First nine months of 2015 vs. First nine months of 2014

Tonnes of ore processed in the first nine months of 2015 were 11% lower compared with the same period in 2014, primarily due to the mill being re-commissioned in March 2015 after having been suspended in the fourth quarter of 2014 due to the fire.  In addition, tonnage placed on the heap leach pads was reduced as a result of higher grade ore being placed on the pads.  Mill grades and recoveries increased by 2% and 13%, respectively, compared with the first nine months of 2014, mainly due to higher grade stockpile ore being processed through the mill since March 2015 as well as a result of the characteristics of the ore processed through the mill in 2014.  Gold equivalent ounces produced increased by 11% compared with the first nine months of 2014, primarily due to an increase in ounces recovered from the heap leach pads, largely a result of higher grade ore recently placed on the pads, improved solutions management, a new pH enhancement system, and improvements made to optimize the flow of the loaded solution to the carbon columns at the ADR facility, partially offset by lower ounces produced from the mill due to the fire.

Metal sales in the first nine months of 2015 were slightly higher compared with the same period in 2014 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  During the first nine months of 2015, production cost of sales decreased slightly compared with the same period in 2014, primarily due to lower diesel costs, largely offset by increases in gold equivalent ounces sold and reagent consumption, and higher labour costs.  Depreciation, depletion and amortization increased to $33.9 million from $15.2 million in the first nine months of 2014, primarily due to a decrease in the mineral reserves at December 31, 2014 and increases in the depreciable asset base and gold equivalent ounces sold.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	97	81	16	20%	285	256	29	11%
Tonnes processed (000's)	106	93	13	14%	347	290	57	20%
Grade (grams/tonne)	6.93	9.78	(2.85)	(29%)	7.26	10.90	(3.64)	(33%)
Recovery	91.8%	95.3%	(3.5%)	(4%)	92.3%	93.5%	(1.2%)	(1%)
Gold equivalent ounces:
Produced	24,222	32,175	(7,953)	(25%)	78,067	98,647	(20,580)	(21%)
Sold	24,284	33,783	(9,499)	(28%)	77,975	98,413	(20,438)	(21%)

Financial Data (in millions)
Metal sales	$27.2	$43.5	$(16.3)	(37%)	$91.8	$126.3	$(34.5)	(27%)
Production cost of sales	19.3	22.6	(3.3)	(15%)	67.0	63.9	3.1	5%
Depreciation, depletion and amortization	2.6	14.1	(11.5)	(82%)	10.0	39.4	(29.4)	(75%)
	5.3	6.8	(1.5)	(22%)	14.8	23.0	(8.2)	(36%)
Exploration and business development	0.5	1.4	(0.9)	(64%)	1.5	2.6	(1.1)	(42%)
Other	-	-	-	-	0.1	1.4	(1.3)	(93%)
Segment operating earnings	$4.8	$5.4	$(0.6)	(11%)	$13.2	$19.0	$(5.8)	(31%)

Third quarter 2015 vs. Third quarter 2014

Tonnes of ore mined increased by 20% compared with the third quarter of 2014, primarily due to planned mine sequencing, with the mine expected to continue production until 2016.  During the third quarter of 2015, tonnes of ore processed increased by 14% and grades decreased by 29% compared with the same period in 2014, primarily due to the increase in tonnes of ore mined and the processing of lower grade stockpile ore as Kettle River nears the end of its mine life.  Gold equivalent ounces produced and sold decreased by 25% and 28%, respectively, compared with the third quarter of 2014, primarily due to the lower grades and timing of ounces processed through the mill, partially offset by the higher throughput.

During the third quarter of 2015, metal sales decreased by 37% compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 15% compared with the third quarter of 2014, primarily due to the decrease in gold equivalent ounces sold and lower labour and contractor costs, partially offset by the higher milling costs associated with the processing of lower grade stockpile ore.  During the third quarter of 2015, depreciation, depletion and amortization decreased to $2.6 million from $14.1 million in the same period of 2014, primarily due to decreases in the depreciable asset base and gold equivalent ounces sold.

First nine months of 2015 vs. First nine months of 2014

Tonnes of ore mined increased by 11% compared with the first nine months of 2014, primarily due to planned mine sequencing.  During the first nine months of 2015, tonnes of ore processed increased by 20% and grades decreased by 33% compared with the same period in 2014, primarily due to increased processing of lower grade stockpile ore as Kettle River nears the end of its mine life.  Gold equivalent ounces produced and sold decreased by 21%, compared with the first nine months of 2014, largely due to the decrease in grades, partially offset by the increase in throughput.

During the first nine months of 2015, metal sales decreased by 27% compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales increased by 5% compared with the first nine months of 2014, primarily due to the higher milling costs associated with the processing of lower grade stockpile ore, partially offset by the decrease in gold equivalent ounces sold and lower labour and fuel costs.  Depreciation, depletion and amortization decreased to $10.0 million from $39.4 million in the first nine months of 2014, primarily due to decreases in the depreciable asset base and gold equivalent ounces sold.

Paracatu (100% ownership and operator) – Brazil
	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	13,969	12,898	1,071	8%	37,020	42,313	(5,293)	(13%)
Tonnes processed (000's)	12,322	12,635	(313)	(2%)	35,539	39,849	(4,310)	(11%)
Grade (grams/tonne)	0.43	0.44	(0.01)	(2%)	0.43	0.40	0.03	8%
Recovery	76.1%	77.3%	(1.2%)	(2%)	75.1%	73.4%	1.7%	2%
Gold equivalent ounces:
Produced	129,064	136,078	(7,014)	(5%)	364,115	387,492	(23,377)	(6%)
Sold	134,838	136,233	(1,395)	(1%)	366,936	384,336	(17,400)	(5%)

Financial Data (in millions)
Metal sales	$151.4	$171.8	$(20.4)	(12%)	$430.0	$491.3	$(61.3)	(12%)
Production cost of sales	100.7	105.7	(5.0)	(5%)	285.1	320.4	(35.3)	(11%)
Depreciation, depletion and amortization	38.4	41.1	(2.7)	(7%)	112.6	115.5	(2.9)	(3%)
	12.3	25.0	(12.7)	(51%)	32.3	55.4	(23.1)	(42%)
Other	0.4	1.6	(1.2)	(75%)	5.8	3.3	2.5	76%
Segment operating earnings	$11.9	$23.4	$(11.5)	(49%)	$26.5	$52.1	$(25.6)	(49%)

Third quarter 2015 vs. Third quarter 2014

Tonnes of ore mined increased by 8% compared with the third quarter of 2014, primarily due to planned mine sequencing, which involved an increase in the stockpiling of lower grade ore.  Tonnes of ore processed decreased by 2% compared with the third quarter of 2014, primarily due to lower mill throughput as a result of ore hardness experienced during the third quarter of 2015.  Grades and recoveries were lower by 2%, compared with the third quarter of 2014, primarily due to the metallurgical characteristics of the ore mined.  During the third quarter of 2015, gold equivalent ounces produced decreased by 5% compared with the same period in 2014, largely due to the lower mill throughput, grades and recoveries.  Gold equivalent ounces sold decreased slightly in the third quarter of 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces produced, largely offset by timing of shipments.

During the third quarter of 2015, metal sales were lower by 12% compared with the same period in 2014, primarily due to a decrease in metal prices realized.  Production cost of sales decreased by 5% compared with the third quarter of 2014, primarily due to the decrease in gold equivalent ounces sold, lower labour, power, grinding media and reagent costs, and favourable foreign exchange movements.  Depreciation, depletion and amortization were 7% lower in the third quarter of 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold.

First nine months of 2015 vs. First nine months of 2014

During the first nine months of 2015, tonnes of ore mined and processed were lower by 13% and 11%, respectively, compared with the same period in 2014, primarily due to planned mine sequencing, which involved processing, at a reduced throughput, an increased proportion of higher grade B2 ore.  Grades and recoveries were 8% and 2% higher, respectively, compared with the first nine months of 2014, primarily due to the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced decreased by 6% compared with the first nine months of 2014, primarily due to the lower mill throughput and timing of ounces processed through the mill, partially offset by the higher grades and recoveries.

Metal sales were lower by 12% in the first nine months of 2015 compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales were lower by 11% compared with the first nine months of 2014, primarily due to the decrease in gold equivalent ounces sold, lower power, labour, diesel, grinding media and reagent costs, and favourable foreign exchange movements.  Depreciation, depletion and amortization were 3% lower in the first nine months of 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold.

Maricunga (100% ownership and operator) – Chile

	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change (b)	2015	2014	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000's)	3,476	4,328	(852)	(20%)	8,391	12,673	(4,282)	(34%)
Tonnes processed (000's)	3,822	4,174	(352)	(8%)	8,691	11,826	(3,135)	(27%)
Grade (grams/tonne)	0.74	0.77	(0.03)	(4%)	0.74	0.76	(0.02)	(3%)
Gold equivalent ounces:
Produced	52,672	69,279	(16,607)	(24%)	157,207	186,298	(29,091)	(16%)
Sold	52,282	68,434	(16,153)	(24%)	157,615	188,624	(31,010)	(16%)

Financial Data (in millions)
Metal sales	$58.4	$87.9	$(29.5)	(34%)	$186.7	$243.9	$(57.2)	(23%)
Production cost of sales	52.5	60.3	(7.8)	(13%)	163.5	175.1	(11.6)	(7%)
Depreciation, depletion and amortization	7.3	6.7	0.6	9%	19.1	22.8	(3.7)	(16%)
Impairment charges	-	-	-	-	24.5	-	24.5	100%
	(1.4)	20.9	(22.3)	(107%)	(20.4)	46.0	(66.4)	(144%)
Other	2.7	0.5	2.2	nm	17.1	4.2	12.9	nm
Segment operating earnings (loss)	$(4.1)	$20.4	$(24.5)	(120%)	$(37.5)	$41.8	$(79.3)	(190%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

Third quarter 2015 vs. Third quarter 2014

Tonnes of ore mined and processed decreased by 20% and 8%, respectively, compared with the third quarter of 2014, primarily due to reduced availability of the crusher plant as a result of planned maintenance.  In addition, tonnes of ore mined and processed were lower due to milder weather conditions in 2014.  During the third quarter of 2015, grades were lower by 4% compared with the same period in 2014 due to planned mine sequencing.  Gold equivalent ounces produced in the third quarter of 2015 were 24% lower compared with the same period in 2014, primarily due to the decrease in ounces recovered from the heap leach pads, which was a result of a reduction in the quantity of ore placed on these pads due to the extreme weather event earlier in the year.

Metal sales decreased by 34% in the third quarter of 2015 compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  During the third quarter of 2015, production cost of sales decreased by 13% compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold, lower labour and consumable costs, and favourable foreign exchange movements.  These decreases were partially offset by an increase in the cost of power and consumption of diesel.  Depreciation, depletion and amortization increased by 9% compared with the third quarter of 2014, primarily due to an increase in the depreciable asset base, partially offset by the decrease in gold equivalent ounces sold.

First nine months of 2015 vs. First nine months of 2014

Tonnes of ore mined and processed decreased by 34% and 27%, respectively, compared with the first nine months of 2014, primarily due to the planned stockpile tower replacement in February 2015 and the extreme weather event in March 2015 that caused mining and crushing operations to be temporarily suspended until May 2015.  Grades decreased by 3% in the first nine months of 2015 compared with the same period in 2014 as a result of planned mine sequencing.  During the first nine months of 2015, gold equivalent ounces produced decreased by 16% compared with the same period in 2014, largely due to a decrease in ounces recovered from the heap leach pads, which was mainly a result of a reduction in the quantity of ore placed on these pads due to the extreme weather event in March 2015.

Metal sales decreased by 23% in the first nine months of 2015 compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 7% compared with the first nine months of 2014, primarily due to the decrease in gold equivalent ounces sold, lower labour, contractor and consumable costs, and favourable foreign exchange movements, partially offset by increases in the cost of power and consumption of diesel and cyanide.  Depreciation, depletion and amortization were 16% lower in the first nine months of 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold.  At June 30, 2015, the carrying value of inventory was written down by $24.5 million due to the extreme weather event, which resulted in an increase in the per ounce cost to complete inventory, primarily due to additional energy and other costs related to the return to normal production of the heap leach, and also due to the expected delay in the recovery of ounces from the heap leach over the subsequent months as a result of fewer tonnes being placed since March 2015.  No such charges were recognized during the first nine months of 2014.  During the first nine months of 2015, other costs of $17.1 million were incurred, primarily related to the March 2015 extreme weather event.

Kupol (100% ownership and operator) – Russian Federation (a)
	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	468	428	40	9%	1,448	1,305	143	11%
Tonnes processed (000's)	410	417	(7)	(2%)	1,251	1,245	6	0%
Grade (grams/tonne):
Gold	13.65	13.28	0.37	3%	13.43	13.62	(0.19)	(1%)
Silver	100.55	83.94	16.61	20%	100.81	92.96	7.85	8%
Recovery:
Gold	95.6%	95.4%	0.2%	0%	95.3%	95.0%	0.3%	0%
Silver	88.0%	87.9%	0.1%	0%	86.7%	85.1%	1.6%	2%
Gold equivalent ounces: (c)
Produced	190,366	180,838	9,528	5%	567,255	567,351	(96)	(0%)
Sold	217,031	216,225	806	0%	569,148	571,276	(2,128)	(0%)
Silver ounces:
Produced (000's)	1,231	949	282	30%	3,494	3,238	256	8%
Sold (000's)	1,355	1,011	344	34%	3,503	3,276	227	7%

Financial Data (in millions)
Metal sales	$243.1	$272.0	$(28.9)	(11%)	$667.3	$731.5	$(64.2)	(9%)
Production cost of sales	101.7	106.6	(4.9)	(5%)	271.5	287.9	(16.4)	(6%)
Depreciation, depletion and amortization	77.3	75.0	2.3	3%	197.5	190.1	7.4	4%
	64.1	90.4	(26.3)	(29%)	198.3	253.5	(55.2)	(22%)
Exploration and business development	3.8	5.9	(2.1)	(36%)	11.0	11.9	(0.9)	(8%)
Other	(0.1)	-	(0.1)	(100%)	(0.2)	-	(0.2)	(100%)
Segment operating earnings	$60.4	$84.5	$(24.1)	(29%)	$187.5	$241.6	$(54.1)	(22%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
Includes 168,000 and 458,000 tonnes of ore mined from Dvoinoye during the third quarter and first nine months of 2015, respectively (third quarter and first nine months of 2014 - 122,000 and 329,000, respectively).

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2015 was 75.40:1 (third quarter of 2014 - 64.89:1). The ratio for the first nine months of 2015 was 73.66:1 (first nine months of 2014 - 64.54:1).

Third quarter 2015 vs. Third quarter 2014

Tonnes of ore mined increased by 9% compared with the third quarter of 2014, primarily due to increased mining activity at Dvoinoye.  Tonnes of ore processed decreased by 2% compared with the third quarter of 2014 as a result of planned mine sequencing, which involved processing higher grade ore at a reduced throughput.  During the third quarter of 2015, gold grades were 3% higher compared with the same period in 2014, largely due to an increase in the proportion of higher grade Dvonioye ore processed, consistent with plan.  Gold equivalent ounces produced were 5% higher compared with the third quarter of 2014, primarily due to higher grades and timing of ounces processed through the mill, partially offset by a less favourable gold equivalent ratio.  During the third quarter of 2015, gold equivalent ounces sold exceeded production due to timing of shipments.

Metal sales decreased by 11% compared with the third quarter of 2014, due to a decrease in metal prices realized.  Production cost of sales declined by 5% in the third quarter of 2015 compared with the same period in 2014, primarily due to a decrease in labour costs due to favourable foreign exchange movements, and lower reagent and diesel costs.  During the third quarter of 2015, depreciation, depletion and amortization increased by 3% compared with the same period in 2014, primarily due to an increase in the depreciable asset base of the Dvoinoye mine.

First nine months of 2015 vs. First nine months of 2014

Tonnes of ore mined increased by 11% compared with the first nine months of 2014, primarily due to increased mining activity at Dvoinoye.  Gold equivalent ounces produced decreased slightly in the first nine months of 2015 compared with the same period in 2014, primarily due to the less favourable gold equivalent ratio.

During the first nine months of 2015, metal sales decreased by 9% compared with the same period in 2014, primarily due to a decrease in metal prices realized.  Production cost of sales decreased by 6% compared with the first nine months of 2014, primarily due to lower labour costs as a result of favourable foreign exchange movements, and a decrease in reagent and diesel costs.  Depreciation, depletion and amortization increased by 4% compared with the first nine months of 2014, primarily due to an increase in the depreciable asset base of the Dvoinoye mine, partially offset by an increase in the mineral reserves of the Kupol mine at December 31, 2014.

Tasiast (100% ownership and operator) – Mauritania

	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change (c)	2015	2014	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)	1,259	3,445	(2,186)	(63%)	3,877	15,421	(11,544)	(75%)
Tonnes processed (000's) (a)	982	2,918	(1,936)	(66%)	2,804	8,826	(6,022)	(68%)
Grade (grams/tonne) (b)	2.21	2.27	(0.06)	(3%)	2.14	2.15	(0.01)	(0%)
Recovery (b)	92.4%	92.5%	(0.1%)	(0%)	91.1%	90.2%	0.9%	1%
Gold equivalent ounces:
Produced	53,440	60,438	(6,998)	(12%)	165,339	197,208	(31,869)	(16%)
Sold	57,163	62,727	(5,564)	(9%)	163,894	194,432	(30,538)	(16%)

Financial Data (in millions)
Metal sales	$64.1	$79.8	$(15.7)	(20%)	$192.2	$249.9	$(57.7)	(23%)
Production cost of sales	60.4	61.0	(0.6)	(1%)	170.7	195.0	(24.3)	(12%)
Depreciation, depletion and amortization	19.5	15.9	3.6	23%	54.4	46.9	7.5	16%
	(15.8)	2.9	(18.7)	nm	(32.9)	8.0	(40.9)	nm
Exploration and business development	3.5	5.0	(1.5)	(30%)	11.6	13.3	(1.7)	(13%)
Other	9.9	5.5	4.4	80%	32.5	11.1	21.4	193%
Segment operating loss	$(29.2)	$(7.6)	$(21.6)	nm	$(77.0)	$(16.4)	$(60.6)	nm

(a)
Includes  364,000 and 951,000  tonnes placed on the dump leach pads during the third quarter and first nine months of 2015 (third quarter and first nine months of 2014 - 2,303,000 and 6,889,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the dump leach pads had an average grade of 0.48 and 0.56 grams per tonne during the third quarter and first nine months of 2015, respectively (third quarter and first nine months of 2014 - 0.70 and 0.65 grams per tonne, respectively).  Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Third quarter 2015 vs. Third quarter 2014

During the third quarter of 2015, tonnes of ore mined decreased by 63% compared with the same period in 2014, primarily due to planned mine sequencing, which involved mining only from the West Branch deposit in 2015.  Tonnes of ore processed decreased by 66% in the third quarter of 2015 compared with the same period in 2014, largely due to fewer tonnes being available to be placed on the dump leach pads.  Mill grades decreased by 3% in the third quarter of 2015 compared with the same period in 2014, primarily due to planned mine sequencing.  Dump leach pad grades decreased by 31% compared with the third quarter of 2014, mainly due to reduced availability of oxide ore.  During the third quarter of 2015, gold equivalent ounces produced decreased by 12% compared with the same period in 2014, primarily due to a decrease in ounces recovered from the dump leach pads.  Gold equivalent ounces sold decreased by 9% compared with the third quarter of 2014 mainly due to the lower gold equivalent ounces produced, partially offset by the timing of shipments.

Metal sales were 20% lower compared with the third quarter of 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased slightly compared with the third quarter of 2014, primarily due to the decrease in gold equivalent ounces sold, lower fuel costs, and reduced consumption of reagents as a result of the decrease in tonnes of ore processed.  These decreases were partially offset by an increase in maintenance costs.  Depreciation, depletion and amortization increased by 23% compared with the third quarter of 2014, primarily due to an increase in the depreciable asset base.  During the third quarter of 2015, other costs of $9.9 million included severance costs of $5.8 million.

First nine months of 2015 vs. First nine months of 2014

During the first nine months of 2015, tonnes of ore mined decreased by 75% compared with the same period in 2014, primarily due to planned mine sequencing which involved mining only from the West Branch deposit.  Tonnes of ore processed decreased by 68% compared with the first nine months of 2014, largely due to fewer tonnes being available to be placed on the dump leach pads.  Dump leach pad grades decreased by 14%, mainly due to reduced availability of oxide ore.  Gold equivalent ounces produced decreased by 16% compared with the first nine months of 2014, primarily due to lower ounces recovered from the dump leach pads.

Metal sales decreased by 23% compared with the first nine months of 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales were lower by 12% compared with the first nine months of 2014, primarily due to the decrease in gold equivalent ounces sold, lower fuel costs, and reduced consumption of reagents as a result of the decrease in tonnes of ore processed.  These decreases were partially offset by an increase in maintenance costs.  Depreciation, depletion and amortization increased by 16% in the first nine months of 2015 compared with the same period in 2014, largely due to an increase in the depreciable asset base.   During the first nine months of 2015, other costs of $32.5 million included severance costs of $5.8 million.

Chirano (90% ownership and operator) – Ghana(a)
	Three months ended September 30,				Nine months ended September 30,
	2015	2014	Change	% Change (b)	2015	2014	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	873	787	86	11%	2,487	2,355	132	6%
Tonnes processed (000's)	917	829	88	11%	2,639	2,261	378	17%
Grade (grams/tonne)	2.36	2.95	(0.59)	(20%)	2.56	3.12	(0.56)	(18%)
Recovery	90.5%	92.7%	(2.2%)	(2%)	90.5%	92.2%	(1.7%)	(2%)
Gold equivalent ounces:
Produced	63,981	72,701	(8,720)	(12%)	197,975	210,590	(12,615)	(6%)
Sold	62,792	73,296	(10,504)	(14%)	203,682	208,078	(4,396)	(2%)

Financial Data (in millions)
Metal sales	$70.3	$94.1	$(23.8)	(25%)	$239.7	$267.8	$(28.1)	(11%)
Production cost of sales	44.0	39.5	4.5	11%	137.5	123.5	14.0	11%
Depreciation, depletion and amortization	42.7	41.0	1.7	4%	130.9	117.0	13.9	12%
	(16.4)	13.6	(30.0)	nm	(28.7)	27.3	(56.0)	nm
Exploration and business development	2.7	2.7	-	-	11.2	9.5	1.7	18%
Other	0.2	1.6	(1.4)	(88%)	3.2	6.0	(2.8)	(47%)
Segment operating earnings (loss)	$(19.3)	$9.3	$(28.6)	nm	$(43.1)	$11.8	$(54.9)	nm

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

Third quarter 2015 vs. Third quarter 2014

Tonnes of ore mined increased by 11% compared with the third quarter of 2014, primarily due to tonnes mined from the Mamnao open pit, partially offset by lower tonnes mined from the Akwaaba underground deposit.  During the third quarter of 2015, tonnes of ore processed increased by 11% compared with the same period in 2014, primarily due to improved mill availability in 2015.  Grades were 20% lower compared with the third quarter of 2014, largely due to declining contribution from the higher grade Akwaaba underground deposit.  During the third quarter of 2015, gold equivalent ounces produced decreased by 12% compared with the same period in 2014, primarily due to the decrease in grades, partially offset by the increase in mill throughput.

Metal sales decreased by 25% compared with the third quarter of 2014 due to decreases in gold equivalent ounces sold and metal prices realized.  Production cost of sales were higher by 11% compared with the third quarter of 2014, primarily due to an increase in power costs.  During the third quarter of 2015, depreciation, depletion and amortization were 4% higher compared with the same period in 2014, primarily due to an increase in the depreciable asset base attributable to the equipment acquired to self-perform underground mining operations and a decrease in mineral reserves at December 31, 2014.

First nine months of 2015 vs. First nine months of 2014

Tonnes of ore mined increased by 6% compared with the first nine months of 2014, primarily due to an increase in mining activity at the Tano and Mamnao open pits.  These increases were partially offset by the completion of mining at the Obra open pit during the first nine months of 2014 and reduced tonnes mined from the Akwaaba underground deposit.  Tonnes of ore processed were 17% higher compared with the first nine months of 2014, primarily due to repairs at the mill, which were completed in June 2014.  In addition, throughput was higher in the first nine months of 2015 as a result of increased mill availability.  Grades were 18% lower compared with the first nine months of 2014, largely due to declining contribution from the higher grade Akwaaba underground deposit.  During the first nine months of 2015, gold equivalent ounces produced were 6% lower compared with the same period in 2014, primarily due to the lower grades, partially offset by an increase in tonnes processed.  Gold equivalent ounces sold in the first nine months of 2015 exceeded production due to timing of shipments.

Metal sales were lower by 11% compared with the first nine months of 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  During the first nine months of 2015, production cost of sales increased by 11% compared with the same period in 2014, primarily due to an increase in power costs and higher labour and underground mobile equipment maintenance costs as a result of the transition to underground self perform mining in the second quarter of 2014.  Depreciation, depletion and amortization were 12% higher compared with the first nine months of 2014, largely due to an increase in the depreciable asset base attributable to the equipment acquired to self-perform underground mining operations and a decrease in mineral reserves at December 31, 2014.

Exploration and business development
	Three months ended September 30,				Nine months ended September 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change
Exploration and business development	$29.9	$27.8	$2.1	8%	$82.4	$79.5	$2.9	4%

During the third quarter of 2015, exploration and business development expenses were $29.9 million compared with $27.8 million in the same period of 2014.  Of the total exploration and business development expense, expenditures on exploration totaled $22.2 million compared with $19.9 million in the third quarter of 2014.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $nil for the third quarter of 2015 compared with $1.7 million for the same period in 2014.

Kinross was active on more than 16 mine sites, near-mine and greenfield initiatives during the third quarter of 2015, with a total of 78,538 metres drilled.  During the third quarter of 2014, Kinross was active on more than 26 mine sites, near-mine and greenfield initiatives, with a total of 64,481 metres drilled.

During the first nine months of 2015, exploration and business development expenses were $82.4 million compared with $79.5 million in the same period of 2014.  Of the total exploration and business development expense, expenditures on exploration totaled $61.6 million for the first nine months of 2015 compared with $59.3 million for the first nine months of 2014.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $nil compared with $2.1 million during the first nine months of 2014.

Kinross was active on more than 21 mine sites, near-mine and greenfield initiatives in the first nine months of 2015, with a total of 276,957 metres drilled.  Kinross was active on more than 32 mine sites, near-mine and greenfield initiatives during the first nine months of 2014, with a total of 182,072 metres drilled.

General and administrative
	Three months ended September 30,				Nine months ended September 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change
General and administrative	$44.2	$38.2	$6.0	16%	$127.8	$127.6	$0.2	0%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

During the third quarter of 2015, general and administrative costs increased by 16% compared with the same period in 2014, primarily due to $6.1 million of corporate related restructuring costs recognized in the third quarter of 2015.

Other income (expense) – net

Other income (expense) increased from an expense of $4.9 million in the third quarter of 2014 to income of $2.8 million in the third quarter of 2015.  During the first nine months of 2015, other income (expense) was an expense of $5.4 million compared with an expense of $12.2 million in the same period of 2014.  The discussion below details the significant changes in other income (expense) for the third quarter and first nine months of 2015 compared with the same periods in 2014.

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2015	2014	Change	% Change (a)	2015	2014	Change	% Change (a)
Gains (losses) on sale of other assets - net	$(4.5)	$5.5	$(10.0)	(182%)	$(5.9)	$6.0	$(11.9)	(198%)
Impairment of investments	(4.9)	(0.6)	(4.3)	nm	(6.4)	(0.6)	(5.8)	nm
Foreign exchange losses	(5.2)	(10.6)	5.4	51%	(12.7)	(20.2)	7.5	37%
Net non-hedge derivative losses	(2.2)	(1.1)	(1.1)	(100%)	(4.0)	(4.7)	0.7	15%
Other	19.6	1.9	17.7	nm	23.6	7.3	16.3	nm
Other income (expense) - net	$2.8	$(4.9)	$7.7	157%	$(5.4)	$(12.2)	$6.8	56%

(a)  "nm" means not meaningful.

Gains (losses) on sale of other assets - net

During the third quarter and first nine months of 2015, the sale of other assets resulted in a loss of $4.5 million and $5.9 million, respectively, compared with a gain of $5.5 million and $6.0 million in the third quarter and first nine months of 2014, respectively. The gain realized in 2014 was on the sale of certain available-for-sale investments.

Impairment of investments

The Company recognized impairment charges of $4.9 million and $6.4 million in the third quarter and first nine months of 2015, respectively, on certain of its available-for-sale investments, compared with $0.6 million recognized in the same periods of 2014.  The impairment charges were due to a significant or prolonged decline in the fair value of the investments.

Foreign exchange losses

Foreign exchange losses in the third quarter of 2015 were $5.2 million compared with losses of $10.6 million in the third quarter of 2014.  The foreign exchange losses of $5.2 million in the third quarter of 2015 were primarily due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Brazilian real, Chilean peso, Canadian dollar and Mauritanian ouguiya at September 30, 2015 relative to June 30, 2015, partially offset by the weakening of the U.S. dollar against the Ghanaian cedi.

The foreign exchange losses of $10.6 million in the third quarter of 2014 were primarily due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against Brazilian real, Ghanaian cedi, Chilean peso, Russian rouble, Canadian dollar and Mauritanian ouguiya at September 30, 2014 relative to June 30, 2014.

During the first nine months of 2015, foreign exchange losses were $12.7 million compared with losses of $20.2 million for the same period in 2014.  The foreign exchange losses of $12.7 million in the first nine months of 2015 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Brazilian real, Chilean peso, Canadian dollar, Ghanaian cedi and Mauritanian ouguiya at September 30, 2015 relative to December 31, 2014.

The foreign exchange losses of $20.2 million during the first nine months of 2014 were largely due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Brazilian real, Ghanaian cedi, Chilean peso, Russian rouble, Canadian dollar and Mauritanian ouguiya at September 30, 2014 relative to December 31, 2013.

Other

Other gains of $19.6 million and $23.6 million recognized in the third quarter and first nine months of 2015, respectively, included insurance recoveries of $18.7 million related to Chirano and Maricunga.

Finance expense

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change
Finance expense	$21.9	$19.9	$2.0	10%	$69.6	$52.6	$17.0	32%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

During the third quarter of 2015, finance expense increased by $2.0 million compared with the same period in 2014, primarily due to an increase in interest expense.  Interest expense increased from $12.9 million in the third quarter of 2014 to $15.0 million in the third quarter of 2015, primarily due to a decrease in interest capitalized.  During the third quarter of 2015, interest capitalized was $10.6 million compared with $14.4 million in the third quarter of 2014, with the decrease primarily due to lower qualifying capital expenditures.

Finance expense increased by $17.0 million compared with the first nine months of 2014, primarily due to an increase in interest expense.  During the first nine months of 2015, interest expense increased by $17.3 million compared with the same period in 2014, primarily due to a reduction in interest capitalized as well as additional interest recognized on the $500.0 million senior notes issued in March 2014.  Interest capitalized was $30.1 million compared with $49.2 million in the first nine months of 2014, with the decrease primarily due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

During the third quarter of 2015, the Company recorded an income tax expense of $34.7 million on losses from continuing operations before taxes of $18.4 million, compared with a tax expense of $92.3 million on earnings from continuing operations before taxes of $88.0 million in the same period of 2014.  The $92.3 million tax expense in the third quarter of 2014 included a $35.8 million expense due to a re-measurement of deferred tax assets as a consequence of income tax reforms enacted in Chile.  In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the third quarter of 2015 was 26.5% (third quarter of 2014 – 26.5%).

Income tax expense in the first nine months of 2015 was $54.6 million, compared with an income tax expense of $140.6 million in the same period of 2014.  The $140.6 million tax expense in 2014 included a $35.8 million expense due to a re-measurement of deferred tax assets as a consequence of income tax reforms enacted in Chile.  In addition, tax expense decreased due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the first nine months of 2015 was 26.5% (first nine months of 2014 – 26.5%).

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.           LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change
Cash flow
Of continuing operations provided from operating activities	232.1	$304.5	$(72.4)	(24%)	$649.4	$678.9	$(29.5)	(4%)
Of continuing operations used in investing activities	(157.0)	(149.1)	(7.9)	(5%)	(469.9)	(467.5)	(2.4)	(1%)
Of continuing operations used in financing activities	(76.0)	(48.0)	(28.0)	(58%)	(130.5)	(90.2)	(40.3)	(45%)
Of discontinued operation (a)	-	(1.5)	1.5	100%	1.0	(5.9)	6.9	117%
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(5.7)	(8.7)	3.0	34%	(8.7)	(13.9)	5.2	37%
Increase (decrease) in cash and cash equivalents	(6.6)	97.2	(103.8)	(107%)	41.3	101.4	(60.1)	(59%)
Cash and cash equivalents, beginning of period	1,031.4	738.7	292.7	40%	983.5	734.5	249.0	34%
Cash and cash equivalents, end of period	$1,024.8	$835.9	$188.9	23%	$1,024.8	$835.9	$188.9	23%

(a)     On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was classified as a discontinued operation.  On December 17, 2014, the Company sold its interest in FDN.

Cash and cash equivalent balances decreased by $6.6 million compared with an increase of $97.2 million in the third quarter of 2014.  For the first nine months of 2015, cash and cash equivalent balances increased by $41.3 million compared with an increase of $101.4 million during the same period in 2014. Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

Third quarter 2015 vs. Third quarter 2014

Net cash flow provided from operating activities decreased by $72.4 million in the third quarter of 2015 compared with the same period in 2014.   The decrease in cash flows was largely the result of the decrease in margins (metal sales less production cost of sales), partially offset by favourable working capital changes.

First nine months of 2015 vs. First nine months of 2014

Net cash flow provided from operating activities decreased by $29.5 million compared with the first nine months of 2014.  The decrease in cash flows was primarily the result of the decrease in margins, largely offset by favourable working capital changes.

Investing Activities

Third quarter 2015 vs. Third quarter 2014

During the third quarter of 2015, net cash flow used in investing activities was $157.0 million compared with $149.1 million in the same period of 2014.  The primary use of cash in the third quarter of 2015 was for capital expenditures of $171.3 million and additions to long-term investments and other assets of $18.7 million, partially offset by a decrease in restricted cash of $31.9 million.  The decline in restricted cash was primarily due to the full repayment of the Kupol loan in September 2015.  The primary use of cash during the third quarter of 2014 was for capital expenditures of $153.5 million.

First nine months of 2015 vs. First nine months of 2014

Net cash flow used in investing activities was $469.9 million compared with $467.5 million in the first nine months of 2014.  The primary use of cash in the first nine months of 2015 was for capital expenditures of $449.3 million and additions to long-term investments and other assets of $60.4 million, partially offset by a decrease in restricted cash of $34.7 million.  The decline in restricted cash was primarily due to the full repayment of the Kupol loan in September 2015.  The primary use of cash during the first nine months of 2014 was for capital expenditures of $442.4 million and additions to long-term investments and other assets of $46.1 million.

The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended September 30,				Nine months ended September 30,
(in millions)	2015	2014	Change	% Change (c)	2015	2014	Change	% Change
Operating segments
Fort Knox	$37.4	$11.1	$26.3	nm	$105.5	$66.7	$38.8	58%
Round Mountain	12.3	13.0	(0.7)	(5%)	34.3	28.0	6.3	23%
Kettle River - Buckhorn	-	2.7	(2.7)	(100%)	0.6	5.3	(4.7)	(89%)
Paracatu	36.9	31.6	5.3	17%	82.6	62.9	19.7	31%
Maricunga	5.2	6.2	(1.0)	(16%)	19.8	27.0	(7.2)	(27%)
Kupol (a)	21.4	23.4	(2.0)	(9%)	46.9	78.6	(31.7)	(40%)
Tasiast	44.1	44.5	(0.4)	(1%)	111.6	121.6	(10.0)	(8%)
Chirano	6.7	12.0	(5.3)	(44%)	18.9	31.7	(12.8)	(40%)
Non-operating segment
Corporate and Other (b)	7.3	9.0	(1.7)	(19%)	29.1	20.6	8.5	41%
Total	$171.3	$153.5	$17.8	12%	$449.3	$442.4	$6.9	2%

(a)   Includes $5.9 million and $11.7 million of capital expenditures at Dvoinoye during the third quarter and first nine months of 2015, respectively (third quarter of 2014 and first nine months of 2014 - $11.0 million and $33.9 million, respectively).

(b) "Corporate and Other" includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).
(c) "nm" refers to not meaningful.

During the third quarter of 2015, capital expenditures increased by $17.8 million compared with the same period in 2014, primarily due to continued development of Phase 8 at Fort Knox.  Capital expenditures increased by $6.9 million compared with the first nine months of 2014, primarily due to increased spending at Fort Knox related to Phase 8 and at Paracatu related to tailings dam construction, partially offset by decreased spending at Dvoinoye and Chirano.

Financing Activities

Third quarter 2015 vs. Third quarter 2014

Net cash flow used in financing activities increased by $28.0 million in the third quarter of 2015 compared with the same period in 2014, primarily due to repayment of the full outstanding balance of $50.0 million on the Kupol loan in the third quarter of 2015. During the third quarter of 2014, the Company made a net repayment of debt of $30.0 million, which was related to the periodic repayment on the Kupol loan.  In addition, total interest paid during the third quarter of 2015 was $42.7 million, of which $24.1 million was included in financing activities.  Total interest paid during the third quarter of 2014 was $44.6 million, of which $15.8 million was included in financing activities.

First nine months of 2015 vs. First nine months of 2014

Net cash flow used in financing activities was $130.5 million compared with cash used of $90.2 million in the first nine months of 2014.  During the first nine months of 2015, the Company made net repayments of debt of $80 million on the Kupol loan, which resulted in the full repayment of this loan.  During the first nine months of 2014, the Company made a net repayment of debt of $67.1 million, which included repayments of $500.0 million of the term loan and $60.0 million of the Kupol loan, partially offset by net proceeds of $492.9 million received from the issuance of senior notes on March 6, 2014.  In addition, total interest paid during the first nine months of 2015 was $89.2 million, of which $47.6 million was included in financing activities.  Total interest paid during the first nine months of 2014 was $79.6 million, of which $19.1 million was included in financing activities.

Balance Sheet

	As at,
(in millions)	September 30, 2015	December 31, 2014
Cash and cash equivalents	$1,024.8	$983.5
Current assets	$2,500.3	$2,587.1
Total assets	$8,562.4	$8,951.4
Current liabilities, including current portion of long-term debt	$737.1	$604.4
Total long-term financial liabilities(a)	$2,534.7	$2,779.0
Total debt, including current portion	$1,980.6	$2,058.1
Total liabilities	$3,806.3	$4,059.6
Common shareholders' equity	$4,709.8	$4,843.0
Non-controlling interest	$46.3	$48.8
Statistics
Working capital (b)	$1,763.2	$1,982.7
Working capital ratio (c)	3.39:1	4.28:1
(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At September 30, 2015, Kinross had cash and cash equivalents of $1.0 billion, an increase of $41.3 million from the balance as at December 31, 2014, primarily due to net operating cash flows of $649.4 million, partially offset by cash outflows of $449.3 million used in the purchase of property, plant and equipment, $60.4 million for additions to long-term investments and other assets, and $80.0 million for the repayment of the Kupol loan.  Current assets decreased to $2,500.3 million, primarily due to a decrease in inventories, partially offset by the increase in cash and cash equivalents.  Total assets decreased by $389.0 million to $8,562.4 million, primarily due to decreases in current assets and property, plant and equipment.  Current liabilities increased to $737.1 million, largely due to the increase in the current portion of long-term debt related to the $250.0 million senior notes due in August 2016. This was partially offset by the $80.0 million repayment of the Kupol loan during the nine months ended September 30, 2015.  Total debt decreased by $77.5 million to $1,980.6 million, primarily due to the repayment of the Kupol loan.

As of November 9, 2015, there were 1,146.5 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 13.9 million share purchase options outstanding under its share option plan.

Financings and Credit Facilities

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041.  Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carried a term of five years with a maturity date of September 30, 2016, and had an annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016, in the amounts of $13.0 million and $7.0 million, respectively.  On September 30, 2015, the Company prepaid the remaining $20 million, resulting in full repayment of the loan.

As at September 30, 2015, cash of $nil (December 31, 2014 - $34.0 million) was restricted for payments related to the loan.

Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding.  On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.  On July 24, 2015, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2019 and August 10, 2020, respectively.  As at September 30, 2015, the Company had utilized $31.3 million (December 31, 2014 – $32.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at September 30, 2015, interest charges and fees, are as follows:
Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps.  The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at September 30, 2015.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with EDC from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million.  Effective March 31, 2015, the maturity date for this facility was extended to June 30, 2016.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at September 30, 2015, $212.7 million (December 31, 2014 - $207.2 million) was utilized under this facility.

In addition, at September 30, 2015, the Company had $33.1 million (December 31, 2014 - $49.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at September 30, 2015, $nil (December 31, 2014 - $nil) was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

	As at
(in millions)	September 30, 2015	December 31, 2014
Utilization of revolving credit facility	$(31.3)	$(32.1)
Utilization of EDC facility	(212.7)	(207.2)
Borrowings	$(244.0)	$(239.3)

Available under revolving credit facility	$1,468.7	$1,467.9
Available under EDC credit facility	37.3	42.8
Available credit	$1,506.0	$1,510.7

Total debt of $1,980.6 million at September 30, 2015 consists of $1,482.7 million for the senior notes and $497.9 million for the corporate term loan facility.  The current portion of this debt is $249.3 million at September 30, 2015.

Liquidity Outlook

The Company expects to repay $250.0 million of debt related to the 3.625% senior notes over the next 12 months.

We believe that the Company’s existing cash and cash equivalents balance of $1,024.8 million, available credit of $1,506.0 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above, and reclamation and remediation obligations currently estimated for 2015.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at September 30, 2015:

	2015	2016
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	44.6	67.4
Average price	2.56	3.75
Chilean peso forward buy contracts
(in millions of U.S. dollars)	7.0	37.0
Average price	639.98	653.02
Russian rouble forward buy contracts
(in millions of U.S. dollars)	12.0	-
Average price	36.22	-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	20.9	45.0
Average price	1.18	1.26

Energy
Oil swap contracts (barrels)	112,726	213,000
Average price	68.54	49.99
Gasoil swap contracts (tonnes)	8,910	-
Average price	571.87	-

The following new derivative contracts were engaged during the nine months ended September 30, 2015:

•	$80.0 million Canadian dollars at an average rate of 1.25 with maturities in 2015 and 2016;

•	$62.7 million Chilean pesos at an average rate of 645.34 maturing in 2015 and 2016;

•	$67.4 million Brazilian reais at an average rate of 3.75 maturing in 2016;

•	379,120 barrels of crude oil at an average rate of $50.31 per barrel maturing in 2015 and 2016; and

•	25,168 tonnes of gasoil at an average rate of $488.59 per tonne maturing in 2015.

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units (“DSUs”) and cash-settled restricted share units (“RSUs”).  Hedge accounting was not applied to the TRSs.

At September 30, 2015, 5,695,000 TRS units were outstanding.  The following TRS contracts were entered into during the nine months ended September 30, 2015:

•           79,000 units at an average price of CDN$3.51 to hedge DSUs.
•           3,000,000 units at an average price of CDN$3.48 to hedge cash-settled RSUs

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:
	As at
(in millions)	September 30, 2015	December 31, 2014
Asset (liability)
Interest rate swaps	$-	$(0.7)
Foreign currency forward contracts	(38.1)	(48.8)
Energy swap contracts	(3.6)	(9.9)
Total return swap contracts	(2.4)	(0.6)
	$(44.1)	$(60.0)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’s share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’s schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) significantly narrowing the Amended U.S. Complaint to the defendants’ allegedly fraudulent statements about the Tasiast development schedule during the period of August 10, 2011 to January 17, 2012. On April 5, 2013, the defendants filed a motion for reconsideration of the portions of the Order that denied the defendants’ motion to dismiss, which the Court denied on June 6, 2013.  On July 8, 2013, the defendants filed their answer to the Amended U.S. Complaint.  In July 2014, the parties largely completed fact discovery, which included the production of information and documents (which was substantially completed on January 10, 2014) and the oral depositions of 21 witnesses.  On July 30, 2014, lead plaintiff filed a motion to certify a class of plaintiffs.  The defendants opposed the motion.  On September 18 and October 20, 2014, the parties exchanged expert reports and rebuttal expert reports, respectively, addressing the merits of the surviving claims of the Amended U.S. Complaint.  The parties completed the expert discovery phase of the litigation, and engaged in the submission of requests for admission, contention interrogatories, and motions to exclude opposing expert witnesses.   On March 26, 2015, the parties filed the settlement papers with the Court, and asked it to grant an order preliminarily approving the settlement.  The action was settled for $33 million, without admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.   On May 26, 2015, the Court granted its preliminary approval of the settlement.  No valid objections were made to the settlement, and only six valid opt-outs were submitted, amounting to only 1,633 shares, by the September 18, 2015 deadline under the settlement.   On October 15, 2015, the Court granted final approval of the settlement. Having received final Court approval of the settlement agreement, without any valid objections, all class members (excepting only the six opting out) were bound by the settlement and deemed to have released Kinross and the other defendants from any claims related to the Amended U.S. Complaint, with all further proceedings in the action being forever stayed.  The final approval of the Court may be appealed, but the Company believes the risk of any such appeal to be very remote.  The shareholders opting out of the settlement remain entitled to bring independent actions.  The Company believes that any such actions, if successful, would result in nominal damages.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  In a motion to the Ontario Court, the plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  In their written argument on the motion, the plaintiffs also sought leave and certification of a claim based on allegations that Kinross made a number of misrepresentations relating to the schedule for the Tasiast expansion project, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  These claims were added to the plaintiffs’ statement of claim in January 2014.   A hearing on the plaintiffs’ leave and certification motions was held from October 22–24, 2013.  On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs appealed the Order of the Ontario Court to the Ontario Court of Appeal.  The plaintiffs’ appeal was dismissed in its entirety by the Ontario Court of Appeal on December 17, 2014. On February 11, 2015, the plaintiffs filed an application seeking leave to appeal the Court of Appeal’s decision to the Supreme Court of Canada. On April 22, 2015, the parties advised the Ontario Court that they had agreed to a settlement of all claims in the Ontario Action. On June 17, 2015, the Ontario Court approved the settlement. All of the claims in the Ontario Action were settled for CDN$12.5 million, without any admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  Pursuant to the settlement, the Ontario Action has been dismissed in its entirety and the plaintiffs have withdrawn their application for leave to appeal to the Supreme Court of Canada. All class members are bound by the settlement and are deemed to have released Kinross and the other defendants from all claims that were raised in the Ontario Action or could have been raised in the Ontario Action.

On January 16, 2015, a notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992 was filed in the Ontario Court, entitled Frankfurt-Trust Invest Luxemburg AG v. Kinross Gold Corporation (the “Frankfurt Action”).  A statement of claim in the Frankfurt Action was subsequently filed on February 13, 2015 but not served on the defendants until March 31, 2015.  The plaintiff and the proposed class members in the Frankfurt Action were included in, and bound by, the settlement of the Ontario Action described above. Pursuant to the settlement of the Ontario Action, the Frankfurt Action was dismissed in its entirety and all of the proposed class members are bound by the releases granted in the Ontario action.

7.           SUMMARY OF QUARTERLY INFORMATION

	2015			2014				2013
(in millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Metal sales	$809.4	$755.2	$781.4	$791.3	$945.7	$911.9	$817.4	$877.1
Net earnings (loss) from continuing operations attributable to common shareholders	$(52.7)	$(83.2)	$(6.7)	$(1,473.5)	$(4.3)	$46.0	$31.8	$(740.0)
Net earnings (loss) from discontinued operation after-tax (a)	$-	$-	$-	$238.4	$(0.8)	$(1.9)	$(2.2)	$(2.1)
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(0.05)	$(0.07)	$(0.01)	$(1.29)	$-	$0.04	$0.03	$(0.65)
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(0.05)	$(0.07)	$(0.01)	$(1.29)	$-	$0.04	$0.03	$(0.65)
Net cash flow of continuing operations provided from operating activities	$232.1	$167.2	$250.1	$179.2	$304.5	$163.9	$210.5	$187.2

(a) On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was classified as a discontinued operation.  On December 17, 2014, the Company sold its interest in FDN.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

During the third quarter of 2015, revenue decreased to $809.4 million on gold equivalent ounces sold of 721,927 compared with $945.7 million on sales of 746,425 gold equivalent ounces during the third quarter of 2014.  The average gold price realized in the third quarter of 2015 was $1,122 per ounce compared with $1,268 per ounce in the third quarter of 2014.

Production cost of sales was $482.3 million in the third quarter of 2015 compared with $520.1 million in the same period of 2014, with the change primarily due to the decrease in gold equivalent ounces sold, lower input costs, such as energy, and favourable foreign exchange movements.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each year affected depreciation, depletion and amortization for quarters in the subsequent year.

In the fourth quarter of 2014, the Company recorded after-tax impairment charges of $932.2 million relating to several of its cash generating units (“CGUs”), net of a tax recovery of $127.9 million and non-controlling interest of $23.7 million.

During the fourth quarter of 2014, the Company completed the sale of its FDN project for gross cash proceeds of $150.0 million and $90.0 million of Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.

In the fourth quarter of 2013, the Company recorded after-tax impairment charges of $544.8 million, which included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca.

Operating cash flows decreased to $232.1 million in the third quarter of 2015, compared with $304.5 million in the same period of 2014, primarily due to the decrease in margins (metal sales less production cost of sales), partially offset by favourable working capital changes.

8.           DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended September 30, 2015, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.  There has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.           CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2014.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2014.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”).  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition and measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.  The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

10.           RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Kinross.  For an additional discussion of risk factors, please refer to the MD&A for the year ended December 31, 2014 and for additional information please refer to the Annual Information Form for the year ended December 31, 2014, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

Kinross’ ability to access capital markets is dependent upon its credit ratings

The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings.  The Company has investment grade credit ratings from Fitch Ratings and Standard & Poor’s.  On March 16, 2015, Moody’s announced a downgrade of the Company’s senior unsecured ratings from Baa3 to Ba1 in light of the Moody’s downgrade of the Russian Federation’s sovereign rating to Ba1 and the Company’s concentration of cash flows from its operations in the Russian Federation.  There is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency.  Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Tasiast CGU recoverability

If the Company ultimately selects a processing option or combination of options other than the current 38,000 tonne per day mill case, the Company will determine at that time whether an impairment test is required with respect to the carrying value of the Tasiast CGU.  In accordance with IFRS, the Company would be required, as of the end of the quarterly reporting period in which such a selection is made, to conduct an impairment analysis of the valuation of the Tasiast CGU if the economics of the selected processing option or combination of options appears to have a significant impact on the recoverability of the carrying value of the CGU.  An analysis of the recoverable amount would otherwise only be done as and when any other relevant indications of changes in value are identified.

Paracatu water supply and use

Operations at Paracatu are dependent on rainfall as the primary source of process water.  During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants.  Similarly, surface runoff and rain water are stored in the tailings impoundment, which constitutes the main water reservoir for the process plants.  The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu.  As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Southcentral Brazil is currently experiencing a prolonged dry spell with two consecutive years of lower than normal rainfall.  Due to such continuing lack of rainfall, on November 5, 2015 the Company temporarily suspended operation of Paracatu’s Plant 1 facility and one ball mill in Plant 2.  Plant 1 will remain suspended until the water balance rises sufficiently to allow for production to restart. Plant 2 will be operating at a reduced tonnage rate, with operation of the SAG mill and three remaining ball mills contingent on adequate water levels.  Planned maintenance work on the mills has been brought forward while the mills are not in operation.  Mining operations will continue as normal and ore will be stockpiled in the pit.

The temporary curtailment is expected to reduce production by a minimum of 22,000 gold ounces in 2015.  The maximum impact, should the site receive no rainfall for the remainder of the year, is forecast to be 83,000 gold ounces.  The length and extent of the temporary curtailment is dependent on rainfall, however, the reduction is not expected to impact the Company’s updated annual production, cost of sales and all-in sustaining cost guidance.

As a result of the current water scarcity, Paracatu’s new Santo Antonio tailings reprocessing project has been temporarily suspended until water levels recover.

11.           SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings (loss) from continuing operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except share and per share amounts)	2015	2014	2015	2014
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(52.7)	$(4.3)	$(142.6)	$73.5
Adjusting items:
Foreign exchange losses	5.2	10.6	12.7	20.2
Non-hedge derivatives losses - net of tax	2.2	0.8	4.1	4.0
Losses (gains) on sale of other assets - net of tax	4.4	(5.7)	5.2	(5.9)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	3.9	50.1	24.4	26.2
Impairment charges - net of tax	4.9	0.6	30.9	0.6
Change in deferred income taxes due to tax reforms enacted in Chile	-	35.8	-	35.8
Taxes in respect of prior years	1.6	(17.8)	21.3	(17.3)
Chile weather event related costs - net of tax	3.0	-	18.2	-
Insurance recoveries - net of tax	(8.3)	-	(8.3)	-
Restructuring - net of tax	11.9	-	11.9	-
	28.8	74.4	120.4	63.6
Adjusted net earnings (loss) from continuing operations attributable to common shareholders	$(23.9)	$70.1	$(22.2)	$137.1
Weighted average number of common shares outstanding - Basic	1,146.3	1,144.5	1,145.9	1,144.2
Adjusted net earnings (loss) from continuing operations per share	$(0.02)	$0.06	$(0.02)	$0.12

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from continuing operations for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions)	2015	2014	2015	2014
Net cash flow of continuing operations provided from operating activities - as reported	$232.1	$304.5	$649.4	$678.9
Adjusting items:
Working capital changes:
Accounts receivable and other assets	3.6	9.7	(7.4)	73.2
Inventories	(23.2)	(10.6)	(110.4)	(18.9)
Accounts payable and other liabilities, including taxes	(5.9)	20.5	51.2	73.4
	(25.5)	19.6	(66.6)	127.7
Adjusted operating cash flow from continuing operations	$206.6	$324.1	$582.8	$806.6

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2015	2014	2015	2014
Production cost of sales - as reported	$482.3	$520.1	$1,395.4	$1,502.0
Less: portion attributable to Chirano non-controlling interest	(4.4)	(3.9)	(13.8)	(12.3)
Attributable production cost of sales	$477.9	$516.2	$1,381.6	$1,489.7
Gold equivalent ounces sold	721,927	746,425	1,996,827	2,084,668
Less: portion attributable to Chirano non-controlling interest	(6,279)	(7,330)	(20,368)	(20,808)
Attributable gold equivalent ounces sold	715,648	739,095	1,976,459	2,063,860
Consolidated production cost of sales per equivalent ounce sold	$668	$697	$699	$720
Attributable production cost of sales per equivalent ounce sold	$668	$698	$699	$722

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and production cost of sales per ounce)	2015	2014	2015	2014
Production cost of sales - as reported	$482.3	$520.1	$1,395.4	$1,502.0
Less: portion attributable to Chirano non-controlling interest	(4.4)	(3.9)	(13.8)	(12.3)
Less: attributable silver revenues	(22.0)	(22.2)	(62.4)	(73.9)
Attributable production cost of sales net of silver by-product revenue	$455.9	$494.0	$1,319.2	$1,415.8
Gold ounces sold	701,975	728,449	1,942,770	2,026,941
Less: portion attributable to Chirano non-controlling interest	(6,260)	(7,309)	(20,311)	(20,754)
Attributable gold ounces sold	695,715	721,140	1,922,459	2,006,187
Attributable production cost of sales per ounce sold on a by-product basis	$655	$685	$686	$706

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per ounce)	2015	2014	2015	2014
Production cost of sales - as reported	$482.3	$520.1	$1,395.4	$1,502.0
Less: portion attributable to Chirano non-controlling interest (a)	(4.4)	(3.9)	(13.8)	(12.3)
Less: attributable (b) silver revenues (c)	(22.0)	(22.2)	(62.4)	(73.9)
Attributable (b) production cost of sales net of silver by-product revenue	$455.9	$494.0	$1,319.2	$1,415.8
Adjusting items on an attributable (b) basis:
General and administrative (d)	38.1	38.2	121.7	127.6
Other operating expense - sustaining (e)	4.8	5.2	19.0	20.8
Reclamation and remediation - sustaining (f)	15.3	16.3	44.5	46.6
Exploration and business development - sustaining (g)	14.7	15.7	44.4	42.6
Additions to property, plant and equipment - sustaining (h)	122.4	87.3	306.5	259.9
All-in Sustaining Cost on a by-product basis - attributable (b)	$651.2	$656.7	$1,855.3	$1,913.3
Other operating expense - non-sustaining (e)	(1.7)	4.6	17.6	24.8
Exploration - non-sustaining (g)	15.0	10.9	36.9	35.9
Additions to property, plant and equipment - non-sustaining (h)	29.5	36.3	98.0	119.2
All-in Cost on a by-product basis - attributable (b)	$694.0	$708.5	$2,007.8	$2,093.2
Gold ounces sold	701,975	728,449	1,942,770	2,026,941
Less: portion attributable to Chirano non-controlling interest (i)	(6,260)	(7,309)	(20,311)	(20,754)
Attributable (b) gold ounces sold	695,715	721,140	1,922,459	2,006,187
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$936	$911	$965	$954
Attributable (b) all-in cost per ounce sold on a by-product basis	$998	$982	$1,044	$1,043

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended September 30,		Nine months ended September 30,
(in millions, except ounces and costs per equivalent ounce)	2015	2014	2015	2014
Production cost of sales - as reported	$482.3	$520.1	$1,395.4	$1,502.0
Less: portion attributable to Chirano non-controlling interest (a)	(4.4)	(3.9)	(13.8)	(12.3)
Attributable (b) production cost of sales	$477.9	$516.2	$1,381.6	$1,489.7
Adjusting items on an attributable (b) basis:
General and administrative (d)	38.1	38.2	121.7	127.6
Other operating expense - sustaining (e)	4.8	5.2	19.0	20.8
Reclamation and remediation - sustaining (f)	15.3	16.3	44.5	46.6
Exploration and business development - sustaining (g)	14.7	15.7	44.4	42.6
Additions to property, plant and equipment - sustaining (h)	122.4	87.3	306.5	259.9
All-in Sustaining Cost - attributable (b)	$673.2	$678.9	$1,917.7	$1,987.2
Other operating expense - non-sustaining (e)	(1.7)	4.6	17.6	24.8
Exploration - non-sustaining (g)	15.0	10.9	36.9	35.9
Additions to property, plant and equipment - non-sustaining (h)	29.5	36.3	98.0	119.2
All-in Cost - attributable (b)	$716.0	$730.7	$2,070.2	$2,167.1
Gold equivalent ounces sold	721,927	746,425	1,996,827	2,084,668
Less: portion attributable to Chirano non-controlling interest (i)	(6,279)	(7,330)	(20,368)	(20,808)
Attributable (b) gold equivalent ounces sold	715,648	739,095	1,976,459	2,063,860
Attributable (b) all-in sustaining cost per equivalent ounce sold	$941	$919	$970	$963
Attributable (b) all-in cost per equivalent ounce sold	$1,000	$989	$1,047	$1,050

(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) “Attributable” includes Kinross' share of Chirano (90%) production.
(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring costs.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows) net of proceeds from the disposal of certain property, plant and equipment, less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and nine months ended September 30, 2015 relate to projects at Tasiast, Chirano and La Coipa.

(i) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings “Outlook”, “Operational Outlook”, “Project Updates and New Developments”,  “Liquidity Outlook”, “Contingencies”, “Other legal matters”, and “Risk Analysis”, and  include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities,  currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “alternative”, “anticipate”, “assumption”, “believe”, “budget”, “concept”, “contemplate”, “consideration”, “contingent”, “encouraging”, “estimates”, ‘‘expects’’, “explore”, “feasibility”, “focus”, “forecast”, “guidance”, “indicate”, “initiative”, “intent”, “measures”, “options”, “optimize”, “outlook”, “PFS”, “phased”, “plan”, “possible”, “potential”, “pre-feasibility”, “projection”, “strategy, “study”, or “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our MD&A as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following announced and/or implemented workforce reductions at Tasiast), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility,  water and power supply and launch of the new tailings reprocessing facility at Paracatu;(3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, potential power rationing in Brazil and potential amendments to the Brazilian Mining Code, the Chilean Water Code and/or other water use restrictions and regulatory actions in Chile, the Minerals and Mining Act (2006) and dam safety regulation in Ghana, the Customs Code and the Mining Code, (including but not limited amendments to the  VAT regime pursuant to the 2015 Budget Law) in Mauritania, and the Tax Code in Russia (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, maintaining partial project financing for Dvoinoye and Kupol being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2014 and subsequent quarterly MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $14 impact on production cost of sales per ounce3.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.

A $10 per barrel change in the price of oil could result in an approximate $1 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.  The technical information about the Company’s exploration activities contained in this MD&A has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

3 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		September 30,	December 31,
		2015	2014

Assets
Current assets
Cash and cash equivalents	Note 5	$1,024.8	$983.5
Restricted cash	Note 5	6.6	41.3
Accounts receivable and other assets	Note 5	208.0	170.4
Current income tax recoverable		88.1	115.2
Inventories	Note 5	1,172.8	1,276.7
		2,500.3	2,587.1
Non-current assets
Property, plant and equipment	Note 5	5,187.7	5,409.4
Goodwill	Note 5	162.7	162.7
Long-term investments	Note 5	85.4	111.0
Investments in associate and joint venture	Note 6	157.5	156.8
Other long-term assets	Note 5	407.2	417.9
Deferred tax assets		61.6	106.5
Total assets		$8,562.4	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$358.6	$421.9
Current income tax payable		40.6	19.2
Current portion of long-term debt	Note 9	249.3	60.0
Current portion of provisions	Note 10	47.6	43.1
Current portion of unrealized fair value of derivative liabilities	Note 7	41.0	60.2
		737.1	604.4
Non-current liabilities
Long-term debt	Note 9	1,731.3	1,998.1
Provisions	Note 10	800.1	780.9
Other long-term liabilities		153.7	207.2
Deferred tax liabilities		384.1	469.0
Total liabilities		3,806.3	4,059.6

Equity
Common shareholders' equity
Common share capital	Note 11	$14,600.5	$14,587.7
Contributed surplus		239.1	239.0
Accumulated deficit		(10,080.2)	(9,937.6)
Accumulated other comprehensive loss	Note 5	(49.6)	(46.1)
Total common shareholders' equity		4,709.8	4,843.0
Non-controlling interest		46.3	48.8
Total equity		4,756.1	4,891.8
Commitments and contingencies	Note 15
Subsequent events	Note 15
Total liabilities and equity		$8,562.4	$8,951.4

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 11	1,146,416,421	1,144,576,474

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended

		September 30,	September 30,	September 30,	September 30,
		2015	2014	2015	2014

Revenue
Metal sales		$809.4	$945.7	$2,346.0	$2,675.0

Cost of sales
Production cost of sales		482.3	520.1	1,395.4	1,502.0
Depreciation, depletion and amortization		239.8	233.8	662.7	645.5
Impairment charges	Note 5	-	-	24.5	-
Total cost of sales		722.1	753.9	2,082.6	2,147.5
Gross profit		87.3	191.8	263.4	527.5
Other operating expense		13.5	13.2	78.8	46.2
Exploration and business development		29.9	27.8	82.4	79.5
General and administrative		44.2	38.2	127.8	127.6
Operating earnings (loss)		(0.3)	112.6	(25.6)	274.2
Other income (expense) - net	Note 5	2.8	(4.9)	(5.4)	(12.2)
Equity in earnings (losses) of associate and joint venture	Note 5	(1.1)	(2.3)	3.8	(4.3)
Finance income		2.1	2.5	6.3	8.3
Finance expense	Note 5	(21.9)	(19.9)	(69.6)	(52.6)
Earnings (loss) before tax		(18.4)	88.0	(90.5)	213.4
Income tax expense - net		(34.7)	(92.3)	(54.6)	(140.6)
Earnings (loss) from continuing operations after tax		(53.1)	(4.3)	(145.1)	72.8
Loss from discontinued operation after tax	Note 4	-	(0.8)	-	(4.9)
Net earnings (loss)		$(53.1)	$(5.1)	$(145.1)	$67.9

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest		$(0.4)	$-	$(2.5)	$(0.7)
Common shareholders		$(52.7)	$(4.3)	$(142.6)	$73.5
Net earnings (loss) attributable to:
Non-controlling interest		$(0.4)	$-	$(2.5)	$(0.7)
Common shareholders		$(52.7)	$(5.1)	$(142.6)	$68.6

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic		$(0.05)	$-	$(0.12)	$0.06
Diluted		$(0.05)	$-	$(0.12)	$0.06

Earnings (loss) per share attributable to common shareholders
Basic		$(0.05)	$-	$(0.12)	$0.06
Diluted		$(0.05)	$-	$(0.12)	$0.06

Weighted average number of common shares outstanding (millions)	Note 13
Basic		1,146.3	1,144.5	1,145.9	1,144.2
Diluted		1,146.3	1,144.5	1,145.9	1,152.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2015	2014	2015	2014

Net earnings (loss)		$(53.1)	$(5.1)	$(145.1)	$67.9

Other comprehensive income (loss), net of tax:	Note 5
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)		(13.9)	(4.0)	(25.8)	5.6
Reclassification to earnings for impairment charges		4.9	0.6	6.4	0.6
Accumulated other comprehensive loss related to investments sold (b)		-	(6.1)	-	(6.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		(27.2)	(23.4)	(35.6)	(8.2)
Accumulated other comprehensive income related to derivatives settled (d)		21.8	3.4	51.5	15.8
		(14.4)	(29.5)	(3.5)	7.7
Total comprehensive income (loss)		$(67.5)	$(34.6)	$(148.6)	$75.6

Comprehensive income (loss) from continuing operations		$(67.5)	$(33.8)	$(148.6)	$80.5
Comprehensive loss from discontinued operation	Note 4	-	(0.8)	-	(4.9)
Total comprehensive income (loss)		$(67.5)	$(34.6)	$(148.6)	$75.6

Attributable to non-controlling interest		$(0.4)	$-	$(2.5)	$(0.7)
Attributable to common shareholders		$(67.1)	$(34.6)	$(146.1)	$76.3

(a)          Net of tax of $nil, 3 months; $nil, 9 months (2014 - $nil, 3 months; $nil, 9 months)
(b)          Net of tax of $nil, 3 months; $nil, 9 months (2014 - $nil, 3 months; $nil, 9 months)
(c)          Net of tax of $(8.9) million, 3 months; $(13.3) million, 9 months (2014 - $(7.1) million, 3 months; $2.6 million, 9 months)
(d)          Net of tax of $6.4 million, 3 months; $15.3 million, 9 months (2014 - $1.0 million, 3 months; $4.8 million, 9 months)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$(53.1)	$(4.3)	$(145.1)	$72.8
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	239.8	233.8	662.7	645.5
Impairment of inventory	-	-	24.5	-
Equity in losses (earnings) of associate and joint venture	1.1	2.3	(3.8)	4.3
Non-hedge derivative losses - net	2.0	1.1	1.2	4.7
Share-based compensation expense	5.0	6.0	13.9	20.2
Finance expense	21.9	19.9	69.6	52.6
Deferred tax expense (recovery)	(24.9)	62.0	(42.0)	56.9
Foreign exchange losses (gains) and other	14.8	3.3	1.8	(50.4)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.6)	(9.7)	7.4	(73.2)
Inventories	23.2	10.6	110.4	18.9
Accounts payable and accrued liabilities	27.7	30.5	28.1	67.6
Cash flow provided from operating activities	253.9	355.5	728.7	819.9
Income taxes paid	(21.8)	(51.0)	(79.3)	(141.0)
Net cash flow of continuing operations provided from operating activities	232.1	304.5	649.4	678.9
Net cash flow of discontinued operations used in operating activities	-	(1.5)	-	(5.9)
Investing:
Additions to property, plant and equipment	(171.3)	(153.5)	(449.3)	(442.4)
Net proceeds from (additions to) long-term investments and other assets	(18.7)	3.1	(60.4)	(46.1)
Net proceeds from the sale of property, plant and equipment	0.1	0.4	2.0	1.8
Decrease in restricted cash	31.9	0.1	34.7	15.9
Interest received and other	1.0	0.8	3.1	3.3
Net cash flow of continuing operations used in investing activities	(157.0)	(149.1)	(469.9)	(467.5)
Net cash flow of discontinued operations provided from investing activities	-	-	1.0	-
Financing:
Issuance of common shares on exercise of options	-	-	-	0.1
Proceeds from issuance of debt	-	132.3	22.5	874.5
Repayment of debt	(50.0)	(162.3)	(102.5)	(941.6)
Interest paid	(24.1)	(15.8)	(47.6)	(19.1)
Settlement of derivative instruments	-	0.1	-	(2.0)
Other	(1.9)	(2.3)	(2.9)	(2.1)
Net cash flow of continuing operations used in financing activities	(76.0)	(48.0)	(130.5)	(90.2)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(5.7)	(8.7)	(8.7)	(13.9)
Increase (decrease) in cash and cash equivalents	(6.6)	97.2	41.3	101.4
Cash and cash equivalents, beginning of period	1,031.4	738.7	983.5	734.5
Cash and cash equivalents, end of period	$1,024.8	$835.9	$1,024.8	$835.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014

Common share capital and common share purchase warrants
Balance at the beginning of the period	$14,599.0	$14,751.6	$14,587.7	$14,737.1
Transfer from contributed surplus on exercise of options and restricted shares	1.5	1.5	12.8	15.9
Options exercised, including cash	-	-	-	0.1
Expiry of warrants	-	(162.0)	-	(162.0)
Balance at the end of the period	$14,600.5	$14,591.1	$14,600.5	$14,591.1

Contributed surplus
Balance at the beginning of the period	$235.6	$81.1	$239.0	$84.5
Share-based compensation	5.0	6.0	13.9	19.4
Transfer of fair value of exercised options and restricted shares	(1.5)	(1.7)	(13.8)	(18.5)
Expiry of warrants, net of tax	-	146.5	-	146.5
Balance at the end of the period	$239.1	$231.9	$239.1	$231.9

Accumulated deficit
Balance at the beginning of the period	$(10,027.5)	$(8,697.4)	$(9,937.6)	$(8,771.1)
Net earnings (loss) attributable to common shareholders	(52.7)	(5.1)	(142.6)	68.6
Balance at the end of the period	$(10,080.2)	$(8,702.5)	$(10,080.2)	$(8,702.5)

Accumulated other comprehensive loss
Balance at the beginning of the period	$(35.2)	$0.7	$(46.1)	$(36.5)
Other comprehensive income (loss)	(14.4)	(29.5)	(3.5)	7.7
Balance at the end of the period	$(49.6)	$(28.8)	$(49.6)	$(28.8)
Total accumulated deficit and accumulated other comprehensive loss	$(10,129.8)	$(8,731.3)	$(10,129.8)	$(8,731.3)

Total common shareholders' equity	$4,709.8	$6,091.7	$4,709.8	$6,091.7

Non-controlling interest
Balance at the beginning of the period	$46.7	$75.2	$48.8	$75.9
Net earnings (loss) attributable to non-controlling interest	(0.4)	-	(2.5)	(0.7)
Balance at the end of the period	$46.3	$75.2	$46.3	$75.2

Total equity	$4,756.1	$6,166.9	$4,756.1	$6,166.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2015 and 2014
(Unaudited and tabular amounts in millions of United States dollars)

1.           DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended September 30, 2015 were authorized for issue in accordance with a resolution of the board of directors on November 10, 2015.

2.           BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2014.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.           SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments and estimates have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2014.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”).  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

4.           DISPOSITION

Disposition of interest in Fruta del Norte

On December 17, 2014, the Company completed the sale of its interest in Aurelian Resources Inc. (“Aurelian”) and the Fruta del Norte project in Ecuador to Lundin Gold Inc., a member of the Lundin Group of Companies, for gross cash proceeds of $150.0 million and $90.0 million in Lundin Gold Inc. common shares, resulting in an after-tax recovery of $238.0 million. Prior to the disposition, the Company’s interest in Aurelian was classified as a discontinued operation. For the three and nine months ended September 30, 2014 the Company recognized a loss from discontinued operations after tax of $0.8 million and $4.9 million, respectively, related to Aurelian.

5.           INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.           Cash and cash equivalents:

	September 30,	December 31,
	2015	2014
Cash on hand and balances with banks	$516.9	$503.2
Short-term deposits	507.9	480.3
	$1,024.8	$983.5

 Restricted cash:

	September 30,	December 31,
	2015	2014
Restricted cash (a)	$6.6	$41.3

(a)   As at September 30, 2015, restricted cash relates to loan escrow judicial deposits and environmental indemnity related to Chirano and certain other sites. As at December 31, 2014, restricted cash relates to the Kupol loan (see Note 9 (iii)), loan escrow judicial deposits and environmental indemnity related to Chirano and certain other sites.

ii.           Accounts receivable and other assets:

	September 30,	December 31,
	2015	2014
Trade receivables	$6.7	$4.8
Prepaid expenses	40.5	32.3
VAT receivable	43.0	72.5
Deposits	91.2	36.3
Other	26.6	24.5
	$208.0	$170.4

iii.           Inventories:

	September 30,	December 31,
	2015	2014
Ore in stockpiles (a)	$376.1	$331.8
Ore on leach pads (b)	422.1	434.6
In-process	77.9	82.0
Finished metal	31.6	78.9
Materials and supplies	717.2	793.3
	1,624.9	1,720.6
Provision for impairment of inventory (c)	(278.3)	(299.9)
	1,346.6	1,420.7
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(173.8)	(144.0)
	$1,172.8	$1,276.7

(a)           Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vii.
(b)           Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga, Tasiast, and Fort Knox in 2019 and 50% owned Round Mountain in 2018. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vii.
(c)           Provision for impairment of inventory relates to impairment charges recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. During the three and nine months ended September 30, 2015, impairment charges of $nil and $24.5 million, respectively, were recorded (year ended December 31, 2014 - $167.6 million).

iv.           Property, plant and equipment:

		Mineral Interests (a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2015	$7,020.1	$7,462.2	$168.8	$14,651.1
Additions	259.5	179.6	-	439.1
Capitalized interest	12.8	17.3	-	30.1
Disposals	(10.9)	-	(4.7)	(15.6)
Other	12.6	(3.7)	-	8.9
Balance at September 30, 2015	7,294.1	7,655.4	164.1	15,113.6

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2015	$(4,191.8)	$(4,970.7)	$(79.2)	$(9,241.7)
Depreciation, depletion and amortization	(352.8)	(336.7)	-	(689.5)
Disposals	6.7	-	-	6.7
Other	(1.4)	-	-	(1.4)
Balance at September 30, 2015	(4,539.3)	(5,307.4)	(79.2)	(9,925.9)

Net book value	$2,754.8	$2,348.0	$84.9	$5,187.7

Amount included above as at September 30, 2015:
Assets under construction	$258.4	$150.9	$-	$409.3
Assets not being depreciated (b)	$418.1	$349.1	$84.9	$852.1

(a)           At September 30, 2015, the significant development and operating properties include Fort Knox, 50% owned Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)           Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

		Mineral Interests(a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2014	$6,699.3	$8,172.3	$177.4	$15,049.0
Additions	352.7	272.8	-	625.5
Capitalized interest	26.9	35.8	-	62.7
Disposals (b)	(77.8)	(998.5)	(8.6)	(1,084.9)
Other	19.0	(20.2)	-	(1.2)
Balance at December 31, 2014	7,020.1	7,462.2	168.8	14,651.1

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2014	$(3,589.9)	$(4,876.4)	$-	$(8,466.3)
Depreciation, depletion and amortization	(422.8)	(453.3)	-	(876.1)
Impairment charge (c)	(218.9)	(640.4)	(79.2)	(938.5)
Disposals (b)	43.2	998.5	-	1,041.7
Other	(3.4)	0.9	-	(2.5)
Balance at December 31, 2014	(4,191.8)	(4,970.7)	(79.2)	(9,241.7)

Net book value	$2,828.3	$2,491.5	$89.6	$5,409.4

Amount included above as at December 31, 2014:
Assets under construction	$320.2	$88.8	$-	$409.0
Assets not being depreciated (d)	$476.4	$287.2	$89.6	$853.2

(a)           At December 31, 2014, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)           On December 17, 2014, the Company disposed of its interest in FDN for gross proceeds of $240.0 million. See Note 4.
(c)           At December 31, 2014, an impairment charge was recorded against property, plant and equipment at Tasiast, Chirano, Kettle River-Buckhorn, Lobo-Marte, and White Gold.
(d)           Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to capital expenditures at Fort Knox, Round Mountain, Kupol, Paracatu, and La Coipa and had an annualized weighted average borrowing rate of 4.7% for the nine months ended September 30, 2015 (nine months ended September 30, 2014 – 4.5%).

At September 30, 2015, $277.4 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2014 – $281.4 million).  The Company disposed of $4.0 million of E&E assets during the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 – $nil). During the three and nine months ended September 30, 2015 and 2014, the Company acquired no E&E assets, capitalized no E&E costs and transferred no E&E assets to capitalized development. During the three and nine months ended September 30, 2015, $3.2 million and $6.5 million, respectively (three and nine months ended September 30, 2014 – $3.7 million and $6.2 million, respectively), of E&E expenditures were expensed by the Company and included in operating cash flows.

v.           Goodwill:

The goodwill allocated to the Company's cash generating units (“CGUs”) and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (a)	Total

Cost
Balance at January 1, 2015	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at September 30, 2015	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2015	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)
Impairment loss	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at September 30, 2015	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)

Carrying amount at September 30, 2015	$-	$-	$-	$-	$158.8	$-	$-	$-	$3.9	$162.7

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (a)	Total

Cost
Balance at January 1, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2014	$(145.9)	$(164.9)	$(65.9)	$-	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)
Impairment loss (b)	-	-	(124.4)	(20.9)	-	-	-	-	-	(145.3)
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2014	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)

Carrying amount at December 31, 2014	$-	$-	$-	$-	$158.8	$-	$-	$-	$3.9	$162.7

(a)           At September 30, 2015 and December 31, 2014, other operations includes goodwill related to Jiboia.
(b)           At December 31, 2014, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of La Coipa and Kettle River-Buckhorn exceeded their recoverable amounts.

vi.           Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in accumulated other comprehensive income (“AOCI”) as follows:

	September 30, 2015		December 31, 2014
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$3.5	$0.2	$103.6	$3.9
Investments in an unrealized loss position	81.9	(17.8)	7.4	(2.1)
	$85.4	$(17.6)	$111.0	$1.8

vii.           Other long-term assets:

	September 30,	December 31,
	2015	2014
Long-term portion of ore in stockpiles and ore on leach pads (a)	$173.8	$144.0
Deferred charges, net of amortization	8.0	6.5
Long-term receivables	186.5	209.0
Advances for the purchase of capital equipment	5.3	20.7
Other	33.6	37.7
	$407.2	$417.9

(a)    Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At September 30, 2015, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Maricunga and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, 50% owned Round Mountain and Tasiast mines.

viii.            Accounts payable and accrued liabilities:
	September 30,	December 31,
	2015	2014
Trade payables	$64.6	$86.9
Accrued liabilities	191.9	223.2
Employee related accrued liabilities	102.1	111.8
	$358.6	$421.9

ix.           Accumulated other comprehensive loss:

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2013	$(0.6)	$(35.9)	$(36.5)
Other comprehensive income (loss) before tax	2.4	(7.8)	(5.4)
Tax	-	(4.2)	(4.2)
Balance at December 31, 2014	$1.8	$(47.9)	$(46.1)
Other comprehensive income (loss) before tax	(19.4)	17.9	(1.5)
Tax	-	(2.0)	(2.0)
Balance at September 30, 2015	$(17.6)	$(32.0)	$(49.6)
Interim Condensed Consolidated Statements of Operations

x.            Other income (expense)  – net:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Gains (losses) on sale of other assets - net	$(4.5)	$5.5	$(5.9)	$6.0
Impairment of investments (a)	(4.9)	(0.6)	(6.4)	(0.6)
Foreign exchange losses	(5.2)	(10.6)	(12.7)	(20.2)
Net non-hedge derivative losses	(2.2)	(1.1)	(4.0)	(4.7)
Other	19.6	1.9	23.6	7.3
	$2.8	$(4.9)	$(5.4)	$(12.2)

(a)           The Company recognized impairment losses on certain of its available-for-sale investments during the three and nine months ended September 30, 2015.

xi.           Equity in earnings (losses) of associate and joint venture:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Cerro Casale (a)	$(1.0)	$(1.9)	$(2.5)	$(4.0)
Puren (a)	(0.1)	(0.4)	6.3	(0.3)
	$(1.1)	$(2.3)	$3.8	$(4.3)

(a)    Represents Kinross’ share of the net earnings (loss) and other comprehensive income (loss).

xii.            Finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Accretion on reclamation and remediation obligations	$(6.9)	$(7.0)	$(20.8)	$(21.1)
Interest expense, including accretion on debt (a)	(15.0)	(12.9)	(48.8)	(31.5)
	$(21.9)	$(19.9)	$(69.6)	$(52.6)

(a)    During the three and nine months ended September 30, 2015, $10.6 million and $30.1 million, respectively (three and nine months ended September 30, 2014 – $14.4 million and $49.2 million, respectively) of interest was capitalized to property, plant and equipment. See Note 5 iv.

Total interest paid, including interest capitalized, during the three and nine months ended September 30, 2015 was $42.7 million and $89.2 million, respectively (three and nine months ended September 30, 2014 - $44.6 million and $79.6 million, respectively).

6.           INVESTMENTS IN ASSOCIATE AND JOINT VENTURE

The investments in associate and joint venture are accounted for under the equity method and had the following carrying values:

	September 30,	December 31,
	2015	2014
Cerro Casale	$138.6	$139.7
Puren (a)	18.9	17.1
	$157.5	$156.8

(a)           The Company received dividends of $4.6 million from Puren during the three and nine months ended September 30, 2015 (2014 – $nil), which was recorded as a reduction in the investment.

There are no publicly quoted market prices for Cerro Casale and Puren.

7.           FAIR VALUE MEASUREMENT

(a)           Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at September 30, 2015 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$85.4	$-	$-	$85.4
Derivative contracts:
Foreign currency forward contracts	-	(38.1)	-	(38.1)
Energy swap contracts	-	(3.6)	-	(3.6)
Total return swap contracts	-	(2.4)	-	(2.4)
	$85.4	$(44.1)	$-	$41.3

During the three and nine months ended September 30, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The following table summarizes information about derivative contracts outstanding at September 30, 2015 and December 31, 2014:

	September 30, 2015		December 31, 2014
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Interest rate contracts
Interest rate swaps	$-	$-	$(0.7)	$(0.9)

Currency contracts
Foreign currency forward contracts (a)	(38.1)	(29.1)	(48.8)	(39.1)

Commodity contracts
Energy swap contracts (b)	(3.6)	(2.9)	(9.9)	(7.9)

Other contracts
Total return swap contracts	(2.4)	-	(0.6)	-

Total all contracts	$(44.1)	$(32.0)	$(60.0)	$(47.9)

Unrealized fair value of derivative assets
Current	0.1		0.2
Non-current	0.1		-
	$0.2		$0.2
Unrealized fair value of derivative liabilities
Current	(41.0)		(60.2)
Non-current	(3.3)		-
	$(44.3)		$(60.2)

Total net fair value	$(44.1)		$(60.0)

(a)   Of the total amount recorded in AOCI at September 30, 2015, $(26.7) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(b)   Of the total amount recorded in AOCI at September 30, 2015, $(2.9) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

Interest rate swaps

When the floating rate term loan was originally arranged in August 2012 (see Note 9(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

(b) Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 9.

8.           CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

Capital management

The Company’s objectives when managing capital are to:

•           Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
•           Ensure the Company has the capital and capacity to support a long-term growth strategy;
•           Provide investors with a superior rate of return on their invested capital;
•           Ensure compliance with all bank covenant ratios; and
•           Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	September 30,	December 31,
	2015	2014
Long-term debt	$1,731.3	$1,998.1
Current portion of long-term debt	249.3	60.0
Total debt	1,980.6	2,058.1
Common shareholders' equity	4,709.8	4,843.0
Total debt / total debt and common shareholders' equity ratio	29.6%	29.8%
Company target	0 – 30%	0 – 30%

9.           LONG-TERM DEBT AND CREDIT FACILITIES

			September 30, 2015				December 31, 2014
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility	(i)	Variable	$500.0	$(2.1)	$497.9	$497.9	$498.0	$498.0
Senior notes	(ii)	3.625%-6.875%	1,494.0	(11.3)	1,482.7	1,274.7	1,480.8	1,416.9
Kupol loan	(iii)	Variable	-	-	-	-	79.3	79.3
			1,994.0	(13.4)	1,980.6	1,772.6	2,058.1	1,994.2
Less: current portion			(249.8)	0.5	(249.3)	(250.9)	(60.0)	(60.0)
Long-term debt			$1,744.2	$(12.9)	$1,731.3	$1,521.7	$1,998.1	$1,934.2

(a)    Includes transaction costs on debt financings.
(b)   The fair value of debt is primarily determined using quoted market determined variables. See Note 7 (b).

(i)           Corporate revolving credit and term loan facilities
In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility, increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding. On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.

On July 24, 2015, the Company amended its $1,500 million revolving credit facility and $500 million term loan to extend the respective maturity dates.  The revolving credit facility’s term was extended by one year to August 10, 2020 from August 10, 2019, and the term loan was extended by one year to August 10, 2019 from August 10, 2018. As at September 30, 2015, the Company had utilized $31.3 million (December 31, 2014 – $32.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at September 30, 2015, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps that hedged 80% of the remaining underlying floating rate term loan matured on August 10, 2015.

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company was in compliance with this covenant at September 30, 2015.

(ii)           Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041.  Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.   Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.   In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)           Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carried a term of five years with a maturity date of September 30, 2016 and had an annual interest rate of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and continued through September 30, 2015. Principal repayments were scheduled for March 31, 2016 and September 30, 2016 in the amounts of $13.0 million and $7.0 million, respectively. On September 30, 2015, the Company prepaid the remaining $20 million, resulting in full repayment of the loan.

As at September 30, 2015, cash of $nil (December 31, 2014 - $34.0 million) was restricted for payments related to this loan.

(iv)           Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million. Effective March 31, 2015, the maturity date for this facility was extended to June 30, 2016. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at September 30, 2015, $212.7 million (December 31, 2014 - $207.2 million) was utilized under this facility.

In addition, at September 30, 2015, the Company had $33.1 million (December 31, 2014 - $49.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at September 30, 2015 and December 31, 2014, $nil was outstanding under such borrowings.

10.           PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2015	$773.6	$50.4	$824.0
Additions	5.9	9.7	15.6
Reductions	-	(4.6)	(4.6)
Reclamation spending	(8.1)	-	(8.1)
Accretion	20.8	-	20.8
Balance at September 30, 2015	$792.2	$55.5	$847.7

Current portion	31.0	16.6	47.6
Non-current portion	761.2	38.9	800.1
	$792.2	$55.5	$847.7

(i)           Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at September 30, 2015, letters of credit totaling $249.5 million (December 31, 2014 – $243.6 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

11.           COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the nine months ended September 30, 2015 and year ended December 31, 2014 is as follows:

	Nine months ended September 30, 2015		Year ended December 31, 2014
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000's)		(000's)
Common shares
Balance at January 1,	1,144,576	$14,587.7	1,143,428	$14,575.1
Under share option and restricted share plans	1,840	12.8	1,112	12.0
Under Red Back options	-	-	36	0.6
Balance at end of period	1,146,416	$14,600.5	1,144,576	$14,587.7

Common share purchase warrants
Balance at January 1,	-	$-	25,759	$162.0
Expiry of warrants	-	-	(25,759)	(162.0)
Balance at end of period	-	$-	-	$-
Total common share capital		$14,600.5		$14,587.7

12.           SHARE-BASED PAYMENTS

i.           Share option plan

The following table summarizes information about the share options outstanding and exercisable at September 30, 2015:
	Nine months ended September 30, 2015
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2015	14,175	$10.66
Granted	3,599	3.69
Forfeited	(455)	9.43
Expired	(3,275)	16.28
Outstanding at end of period	14,044	$7.60
Exercisable at end of period	7,643	$9.88

The following weighted average assumptions were used in computing the fair value of share options using the Black-Scholes option pricing model granted during the nine months ended September 30, 2015:

Weighted average share price (CDN$)	$3.69
Expected dividend yield	0.0%
Expected volatility	43.3%
Risk-free interest rate	0.6%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$1.34

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

ii.           Restricted share plan

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at September 30, 2015:

	Nine months ended September 30, 2015
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2015	6,657	$6.47
Granted	6,483	3.64
Redeemed	(2,650)	7.36
Forfeited	(701)	5.20
Outstanding at end of period	9,789	$4.45

As at September 30, 2015, the Company had recognized a liability of $3.8 million (December 31, 2014 - $3.5 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at September 30, 2015:

	Nine months ended September 30, 2015
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2015	2,425	$7.12
Granted	2,723	3.57
Redeemed	(318)	9.24
Forfeited	(228)	7.84
Outstanding at end of period	4,602	$4.84

iii.           Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 322,658 and the weighted average fair value per unit issued was CDN$2.64 for the nine months ended September 30, 2015.

There were 1,110,169 DSUs outstanding, for which the Company had recognized a liability of $1.9 million, as at September 30, 2015 (December 31, 2014 - $3.6 million).

iv.           Employee share purchase plan

The compensation expense related to the employee Share Purchase Plan for the three and nine months ended September 30, 2015 was $0.5 million and $1.6 million, respectively (three and nine months ended September 30, 2014 - $0.7 million and $2.0 million, respectively).

13.           EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) from continuing operations attributable to common shareholders of Kinross for the three and nine months ended September 30, 2015 was $(52.7) million and $(142.6) million, respectively (three and nine months ended September 30, 2014 - $(4.3) million and $73.5 million, respectively). Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and nine months ended September 30, 2015 was $(52.7) million and $(142.6) million, respectively (three and nine months ended September 30, 2014 - $(5.1) million and $68.6 million, respectively).

(Number of common shares in thousands)	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Basic weighted average shares outstanding:	1,146,315	1,144,451	1,145,901	1,144,207
Weighted average shares dilution adjustments:
Share options (a)	-	-	-	10
Restricted shares	-	-	-	6,252
Restricted performance shares	-	-	-	2,450
Diluted weighted average shares outstanding	1,146,315	1,144,451	1,145,901	1,152,919

Weighted average shares dilution adjustments - exclusions: (b)
Share options (a)	14,044	16,281	13,412	16,735
Restricted shares	4,714	6,654	4,241	-
Restricted performance shares	4,602	2,667	4,069	-
Common share purchase warrants (a)	-	22,119	-	24,532

(a)   Dilutive share options and warrants were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2015, the average share price used was $1.83 and $2.36, respectively (three and nine months ended September 30, 2014 - $3.93 and $4.26, respectively).
(b)   These adjustments were excluded, as they are anti-dilutive.

14.           SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team. Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments. Finance income, finance expense, other income (expense) - net, and equity in earnings (losses) of associate and joint venture are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments								Non-operating segments (a)
Three months ended September 30, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$133.3	61.6	151.4	58.4	243.1	27.2	64.1	70.3	-	$809.4
Cost of sales
Production cost of sales	66.2	37.5	100.7	52.5	101.7	19.3	60.4	44.0	-	482.3
Depreciation, depletion and amortization	36.8	12.9	38.4	7.3	77.3	2.6	19.5	42.7	2.3	239.8
Impairment charges	-	-	-	-	-	-	-	-	-	-
Total cost of sales	103.0	50.4	139.1	59.8	179.0	21.9	79.9	86.7	2.3	722.1
Gross profit (loss)	$30.3	11.2	12.3	(1.4)	64.1	5.3	(15.8)	(16.4)	(2.3)	$87.3
Other operating expense	0.4	-	0.4	2.7	(0.1)	-	9.9	0.2	-	13.5
Exploration and business development	4.1	0.2	-	-	3.8	0.5	3.5	2.7	15.1	29.9
General and administrative	-	-	-	-	-	-	-	-	44.2	44.2
Operating earnings (loss)	$25.8	11.0	11.9	(4.1)	60.4	4.8	(29.2)	(19.3)	(61.6)	$(0.3)
Other income (expense) - net										2.8
Equity in earnings (losses) of associate and joint venture										(1.1)
Finance income										2.1
Finance expense										(21.9)
Loss from continuing operations before tax										$(18.4)

	Operating segments								Non-operating segments (a)
Three months ended September 30, 2014:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$138.6	58.0	171.8	87.9	272.0	43.5	79.8	94.1	-	$945.7
Cost of sales
Production cost of sales	88.5	35.9	105.7	60.3	106.6	22.6	61.0	39.5	-	520.1
Depreciation, depletion and amortization	31.8	5.6	41.1	6.7	75.0	14.1	15.9	41.0	2.6	233.8
Total cost of sales	120.3	41.5	146.8	67.0	181.6	36.7	76.9	80.5	2.6	753.9
Gross profit (loss)	$18.3	16.5	25.0	20.9	90.4	6.8	2.9	13.6	(2.6)	$191.8
Other operating expense (income)	-	-	1.6	0.5	-	-	5.5	1.6	4.0	13.2
Exploration and business development	0.6	-	-	-	5.9	1.4	5.0	2.7	12.2	27.8
General and administrative	-	-	-	-	-	-	-	-	38.2	38.2
Operating earnings (loss)	$17.7	16.5	23.4	20.4	84.5	5.4	(7.6)	9.3	(57.0)	$112.6
Other income (expense) - net										(4.9)
Equity in earnings (losses) of associate and joint venture										(2.3)
Finance income										2.5
Finance expense										(19.9)
Earnings from continuing operations before tax										$88.0

	Operating segments								Non-operating segments (a)
Nine months ended September 30, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$369.0	169.3	430.0	186.7	667.3	91.8	192.2	239.7	-	$2,346.0
Cost of sales
Production cost of sales	190.2	109.9	285.1	163.5	271.5	67.0	170.7	137.5	-	1,395.4
Depreciation, depletion and amortization	98.6	33.9	112.6	19.1	197.5	10.0	54.4	130.9	5.7	662.7
Impairment charges	-	-	-	24.5	-	-	-	-	-	24.5
Total cost of sales	288.8	143.8	397.7	207.1	469.0	77.0	225.1	268.4	5.7	2,082.6
Gross profit (loss)	$80.2	25.5	32.3	(20.4)	198.3	14.8	(32.9)	(28.7)	(5.7)	$263.4
Other operating expense	1.0	-	5.8	17.1	(0.2)	0.1	32.5	3.1	19.4	78.8
Exploration and business development	8.7	0.9	-	-	11.0	1.5	11.6	11.2	37.5	82.4
General and administrative	-	-	-	-	-	-	-	0.1	127.7	127.8
Operating earnings (loss)	$70.5	24.6	26.5	(37.5)	187.5	13.2	(77.0)	(43.1)	(190.3)	$(25.6)
Other income (expense) - net										(5.4)
Equity in earnings (losses) of associate and joint venture										3.8
Finance income										6.3
Finance expense										(69.6)
Loss from continuing operations before tax										$(90.5)

	Operating segments								Non-operating segments (a)
Nine months ended September 30, 2014:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$395.9	166.6	491.3	243.9	731.5	126.3	249.9	267.8	1.8	$2,675.0
Cost of sales
Production cost of sales	224.4	110.1	320.4	175.1	287.9	63.9	195.0	123.5	1.7	1,502.0
Depreciation, depletion and amortization	91.0	15.2	115.5	22.8	190.1	39.4	46.9	117.0	7.6	645.5
Total cost of sales	315.4	125.3	435.9	197.9	478.0	103.3	241.9	240.5	9.3	2,147.5
Gross profit (loss)	$80.5	41.3	55.4	46.0	253.5	23.0	8.0	27.3	(7.5)	$527.5
Other operating expense	-	-	3.3	4.2	-	1.4	11.1	6.0	20.2	46.2
Exploration and business development	3.7	0.1	-	-	11.9	2.6	13.3	9.5	38.4	79.5
General and administrative	-	-	-	-	-	-	-	-	127.6	127.6
Operating earnings (loss)	$76.8	41.2	52.1	41.8	241.6	19.0	(16.4)	11.8	(193.7)	$274.2
Other income (expense) - net										(12.2)
Equity in earnings (losses) of associate and joint venture										(4.3)
Finance income										8.3
Finance expense										(52.6)
Earnings from continuing operations before tax										$213.4

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
September 30, 2015	$476.1	193.9	1,772.5	140.4	815.7	4.1	865.9	528.3	390.8	$5,187.7

Total assets at:
September 30, 2015	$712.1	262.6	2,040.5	388.1	1,732.6	22.2	1,259.3	702.5	1,442.5	$8,562.4

Capital expenditures for three months ended September 30, 2015 (c)	$34.3	11.4	35.3	11.8	21.0	-	45.3	6.5	5.4	$171.0

Capital expenditures for nine months ended September 30, 2015 (c)	$110.9	33.8	79.4	26.3	46.6	0.5	115.1	21.7	29.0	$463.3

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2014	$467.0	189.1	1,806.2	138.0	990.2	11.7	809.5	634.4	363.3	$5,409.4

Total assets at:
December 31, 2014	$703.3	262.0	2,058.7	416.4	1,956.6	38.9	1,465.4	796.9	1,253.2	$8,951.4

Capital expenditures for three months ended September 30, 2014 (c)	$13.1	11.0	27.1	6.1	21.6	1.9	39.7	10.8	11.3	$142.6

Capital expenditures for nine months ended September 30, 2014 (c)	$69.6	26.7	52.1	26.9	74.5	4.7	91.6	53.5	21.0	$420.6

(a) Non-operating segments include development properties.
(b) Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).
(c) Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.

15.           COMMITMENTS AND CONTINGENCIES

i.           Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

ii.           Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.
Cerro Casale contingency
The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.
A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’s share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’s schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) significantly narrowing the Amended U.S. Complaint to the defendants’ allegedly fraudulent statements about the Tasiast development schedule during the period of August 10, 2011 to January 17, 2012. On April 5, 2013, the defendants filed a motion for reconsideration of the portions of the Order that denied the defendants’ motion to dismiss, which the Court denied on June 6, 2013.  On July 8, 2013, the defendants filed their answer to the Amended U.S. Complaint.  In July 2014, the parties largely completed fact discovery, which included the production of information and documents (which was substantially completed on January 10, 2014) and the oral depositions of 21 witnesses.  On July 30, 2014, lead plaintiff filed a motion to certify a class of plaintiffs.  The defendants opposed the motion.  On September 18 and October 20, 2014, the parties exchanged expert reports and rebuttal expert reports, respectively, addressing the merits of the surviving claims of the Amended U.S. Complaint.  The parties completed the expert discovery phase of the litigation, and engaged in the submission of requests for admission, contention interrogatories, and motions to exclude opposing expert witnesses.   On March 26, 2015, the parties filed the settlement papers with the Court, and asked it to grant an order preliminarily approving the settlement.  The action was settled for $33 million, without admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  On May 26, 2015, the Court granted its preliminary approval of the settlement. No valid objections were made to the settlement, and only six valid opt-outs were submitted, amounting to only 1,633 shares, by the September 18, 2015 deadline under the settlement.  On October 15, 2015, the Court granted final approval of the settlement. Having received final Court approval of the settlement agreement, without any valid objections, all class members (excepting only the six opting out) were bound by the settlement and deemed to have released Kinross and the other defendants from any claims related to the Amended U.S. Complaint, with all further proceedings in the action being forever stayed.  The final approval of the Court may be appealed, but the Company believes the risk of any such appeal to be very remote. The shareholders opting out of the settlement remain entitled to bring independent actions. The Company believes that any such actions, if successful, would result in nominal damages.
A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  In a motion to the Ontario Court, the plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  In their written argument on the motion, the plaintiffs also sought leave and certification of a claim based on allegations that Kinross made a number of misrepresentations relating to the schedule for the Tasiast expansion project, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  These claims were added to the plaintiffs’ statement of claim in January 2014.   A hearing on the plaintiffs’ leave and certification motions was held from October 22–24, 2013.  On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs appealed the Order of the Ontario Court to the Ontario Court of Appeal.  The plaintiffs’ appeal was dismissed in its entirety by the Ontario Court of Appeal on December 17, 2014. On February 11, 2015, the plaintiffs filed an application seeking leave to appeal the Court of Appeal’s decision to the Supreme Court of Canada. On April 22, 2015, the parties advised the Ontario Court that they had agreed to a settlement of all claims in the Ontario Action. On June 17, 2015, the Ontario Court approved the settlement. All of the claims in the Ontario Action were settled for CDN$12.5 million, without any admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  Pursuant to the settlement, the Ontario Action has been dismissed in its entirety and the plaintiffs have withdrawn their application for leave to appeal to the Supreme Court of Canada. All class members are bound by the settlement and are deemed to have released Kinross and the other defendants from all claims that were raised in the Ontario Action or could have been raised in the Ontario Action.

On January 16, 2015, a notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992 was filed in the Ontario Court, entitled Frankfurt-Trust Invest Luxemburg AG v. Kinross Gold Corporation (the “Frankfurt Action”).  A statement of claim in the Frankfurt Action was subsequently filed on February 13, 2015 but not served on the defendants until March 31, 2015.  The plaintiff and the proposed class members in the Frankfurt Action were included in, and bound by, the settlement of the Ontario Action described above. Pursuant to the settlement of the Ontario Action, the Frankfurt Action was dismissed in its entirety and all of the proposed class members are bound by the releases granted in the Ontario action.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

16.           CONSOLIDATING FINANCIAL STATEMENTS
The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd.  All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at September 30, 2015 and December 31, 2014 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the nine months ended September 30, 2015 and 2014.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

Consolidating balance sheet as at September 30, 2015

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$106.0	$171.7	$-	$277.7	$747.1	$-	$1,024.8
Restricted cash	-	2.9	-	2.9	3.7	-	6.6
Accounts receivable and other assets	7.8	38.4	-	46.2	161.8	-	208.0
Intercompany receivables	545.6	1,091.2	(229.5)	1,407.3	4,804.9	(6,212.2)	-
Current income tax recoverable	-	64.7	-	64.7	23.4	-	88.1
Inventories	2.9	425.2	-	428.1	744.7	-	1,172.8
	662.3	1,794.1	(229.5)	2,226.9	6,485.6	(6,212.2)	2,500.3
Non-current assets
Property, plant and equipment	29.1	2,885.6	-	2,914.7	2,273.0	-	5,187.7
Goodwill	-	-	-	-	162.7	-	162.7
Long-term investments	84.7	-	-	84.7	0.7	-	85.4
Investments in associate and joint venture	-	79.3	-	79.3	78.2	-	157.5
Intercompany investments	4,714.5	(1,127.0)	(2,602.7)	984.8	10,050.7	(11,035.5)	-
Other long-term assets	15.0	155.1	-	170.1	237.1	-	407.2
Long-term intercompany receivables	2,261.2	2,612.1	(1,795.7)	3,077.6	6,006.7	(9,084.3)	-
Deferred tax assets	-	3.2	-	3.2	58.4	-	61.6
Total assets	$7,766.8	$6,402.4	$(4,627.9)	$9,541.3	$25,353.1	$(26,332.0)	$8,562.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$46.3	$136.5	$-	$182.8	$175.8	$-	$358.6
Intercompany payables	203.8	622.1	(229.5)	596.4	5,620.2	(6,216.6)	-
Current income tax payable	-	4.9	-	4.9	35.7	-	40.6
Current portion of long-term debt	249.3	-	-	249.3	-	-	249.3
Current portion of provisions	-	20.9	-	20.9	26.7	-	47.6
Current portion of unrealized fair value of derivative liabilities	12.5	25.7	-	38.2	2.8	-	41.0
	511.9	810.1	(229.5)	1,092.5	5,861.2	(6,216.6)	737.1
Non-current liabilities
Long-term debt	1,731.3	-	-	1,731.3	-	-	1,731.3
Provisions	10.8	528.7	-	539.5	260.6	-	800.1
Other long-term liabilities	0.5	88.9	-	89.4	64.3	-	153.7
Long-term intercompany payables	802.5	2,180.0	(1,795.7)	1,186.8	7,893.1	(9,079.9)	-
Deferred tax liabilities	-	192.0	-	192.0	192.1	-	384.1
Total liabilities	3,057.0	3,799.7	(2,025.2)	4,831.5	14,271.3	(15,296.5)	3,806.3

Equity
Common shareholders' equity
Common share capital	$14,600.5	$3,262.7	$(3,262.7)	$14,600.5	$17,965.6	$(17,965.6)	$14,600.5
Contributed surplus	239.1	82.9	(82.9)	239.1	3,222.6	(3,222.6)	239.1
Accumulated deficit	(10,080.2)	(723.1)	723.1	(10,080.2)	(10,132.9)	10,132.9	(10,080.2)
Accumulated other comprehensive loss	(49.6)	(19.8)	19.8	(49.6)	(19.8)	19.8	(49.6)
Total common shareholders' equity	4,709.8	2,602.7	(2,602.7)	4,709.8	11,035.5	(11,035.5)	4,709.8
Non-controlling interest	-	-	-	-	46.3	-	46.3
Total equity	4,709.8	2,602.7	(2,602.7)	4,709.8	11,081.8	(11,035.5)	4,756.1

Total liabilities and equity	$7,766.8	$6,402.4	$(4,627.9)	$9,541.3	$25,353.1	$(26,332.0)	$8,562.4

Consolidating balance sheet as at December 31, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$315.1	$131.0	$-	$446.1	$537.4	$-	$983.5
Restricted cash	-	3.5	-	3.5	37.8	-	41.3
Accounts receivable and other assets	6.5	50.8	-	57.3	113.1	-	170.4
Intercompany receivables	492.4	1,038.3	(190.1)	1,340.6	4,852.3	(6,192.9)	-
Current income tax recoverable	-	76.3	-	76.3	38.9	-	115.2
Inventories	3.7	458.1	-	461.8	814.9	-	1,276.7
	817.7	1,758.0	(190.1)	2,385.6	6,394.4	(6,192.9)	2,587.1
Non-current assets
Property, plant and equipment	20.6	2,891.6	-	2,912.2	2,497.2	-	5,409.4
Goodwill	-	-	-	-	162.7	-	162.7
Long-term investments	109.4	0.1	-	109.5	1.5	-	111.0
Investments in associate and joint venture	-	17.2	-	17.2	139.6	-	156.8
Intercompany investments	4,705.7	(1,029.5)	(2,703.0)	973.2	7,954.0	(8,927.2)	-
Other long-term assets	6.5	186.4	-	192.9	225.0	-	417.9
Long-term intercompany receivables	2,403.3	2,610.7	(1,744.8)	3,269.2	4,599.3	(7,868.5)	-
Deferred tax assets	-	6.7	-	6.7	99.8	-	106.5
Total assets	$8,063.2	$6,441.2	$(4,637.9)	$9,866.5	$22,073.5	$(22,988.6)	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.7	$160.1	$-	$234.8	$187.1	$-	$421.9
Intercompany payables	201.4	598.1	(190.1)	609.4	5,646.2	(6,255.6)	-
Current income tax payable	-	5.5	-	5.5	13.7	-	19.2
Current portion of long-term debt	-	-	-	-	60.0	-	60.0
Current portion of provisions	-	23.4	-	23.4	19.7	-	43.1
Current portion of unrealized fair value of derivative liabilities	23.0	26.8	-	49.8	10.4	-	60.2
	299.1	813.9	(190.1)	922.9	5,937.1	(6,255.6)	604.4
Non-current liabilities
Long-term debt	1,978.8	-	-	1,978.8	19.3	-	1,998.1
Provisions	11.2	506.6	-	517.8	263.1	-	780.9
Other long-term liabilities	9.2	125.2	-	134.4	72.8	-	207.2
Long-term intercompany payables	921.9	2,109.3	(1,744.8)	1,286.4	6,519.4	(7,805.8)	-
Deferred tax liabilities	-	183.2	-	183.2	285.8	-	469.0
Total liabilities	3,220.2	3,738.2	(1,934.9)	5,023.5	13,097.5	(14,061.4)	4,059.6

Equity
Common shareholders' equity
Common share capital	$14,587.7	$3,221.0	$(3,221.0)	$14,587.7	$16,431.8	$(16,431.8)	$14,587.7
Contributed surplus	239.0	82.8	(82.8)	239.0	2,401.1	(2,401.1)	239.0
Accumulated deficit	(9,937.6)	(582.0)	582.0	(9,937.6)	(9,878.4)	9,878.4	(9,937.6)
Accumulated other comprehensive loss	(46.1)	(18.8)	18.8	(46.1)	(27.3)	27.3	(46.1)
Total common shareholders' equity	4,843.0	2,703.0	(2,703.0)	4,843.0	8,927.2	(8,927.2)	4,843.0
Non-controlling interest	-	-	-	-	48.8	-	48.8
Total equity	4,843.0	2,703.0	(2,703.0)	4,843.0	8,976.0	(8,927.2)	4,891.8

Total liabilities and equity	$8,063.2	$6,441.2	$(4,637.9)	$9,866.5	$22,073.5	$(22,988.6)	$8,951.4

Consolidating statement of operations for the nine months ended September 30, 2015

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$1,233.1	$1,131.4	$(1,120.8)	$1,243.7	$1,102.3	$-	$2,346.0

Cost of sales
Production cost of sales	1,213.1	747.3	(1,120.8)	839.6	555.8	-	1,395.4
Depreciation, depletion and amortization	4.8	264.9	-	269.7	393.0	-	662.7
Impairment charges	-	24.5	-	24.5	-	-	24.5
Total cost of sales	1,217.9	1,036.7	(1,120.8)	1,133.8	948.8	-	2,082.6
Gross profit	15.2	94.7	-	109.9	153.5	-	263.4
Other operating expense	3.8	38.5	-	42.3	36.5	-	78.8
Exploration and business development	16.2	15.0	-	31.2	51.2	-	82.4
General and administrative	90.0	2.3	-	92.3	35.5	-	127.8
Operating earnings (loss)	(94.8)	38.9	-	(55.9)	30.3	-	(25.6)
Other income (expense) - net	247.3	2.5	-	249.8	899.7	(1,154.9)	(5.4)
Equity in earnings (losses) of associate, joint venture and intercompany investments	(274.1)	(165.6)	159.4	(280.3)	(2.6)	286.7	3.8
Finance income	30.5	6.5	(23.2)	13.8	62.9	(70.4)	6.3
Finance expense	(49.9)	(39.2)	23.2	(65.9)	(74.1)	70.4	(69.6)
Earnings (loss) before tax	(141.0)	(156.9)	159.4	(138.5)	916.2	(868.2)	(90.5)
Income tax recovery (expense) - net	(1.6)	(2.5)	-	(4.1)	(50.5)	-	(54.6)
Earnings (loss) from continuing operations after tax	(142.6)	(159.4)	159.4	(142.6)	865.7	(868.2)	(145.1)
Loss from discontinued operations after tax	-	-	-	-	-	-	-
Net earnings (loss)	$(142.6)	$(159.4)	$159.4	$(142.6)	$865.7	$(868.2)	$(145.1)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$(2.5)	$-	$(2.5)
Common shareholders	$(142.6)	$(159.4)	$159.4	$(142.6)	$868.2	$(868.2)	$(142.6)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(2.5)	$-	$(2.5)
Common shareholders	$(142.6)	$(159.4)	$159.4	$(142.6)	$868.2	$(868.2)	$(142.6)

Consolidating statement of operations for the nine months ended September 30, 2014
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$920.7	$1,289.6	$(818.0)	$1,392.3	$1,282.7	$-	$2,675.0

Cost of sales
Production cost of sales	909.3	832.7	(818.0)	924.0	578.0	-	1,502.0
Depreciation, depletion and amortization	5.6	257.5	-	263.1	382.4	-	645.5
Impairment charges	-	-	-	-	-	-	-
Total cost of sales	914.9	1,090.2	(818.0)	1,187.1	960.4	-	2,147.5
Gross profit	5.8	199.4	-	205.2	322.3	-	527.5
Other operating expense	2.4	21.0	-	23.4	22.8	-	46.2
Exploration and business development	17.1	10.6	-	27.7	51.8	-	79.5
General and administrative	77.5	3.8	-	81.3	46.3	-	127.6
Operating earnings (loss)	(91.2)	164.0	-	72.8	201.4	-	274.2
Other income (expense) - net	13.2	(20.7)	-	(7.5)	295.6	(300.3)	(12.2)
Equity in earnings (losses) of associate, joint venture and intercompany investments	142.1	(21.1)	(50.0)	71.0	(4.0)	(71.3)	(4.3)
Finance income	21.7	1.4	(1.6)	21.5	46.1	(59.3)	8.3
Finance expense	(27.8)	(19.1)	1.6	(45.3)	(66.6)	59.3	(52.6)
Earnings (loss) before tax	58.0	104.5	(50.0)	112.5	472.5	(371.6)	213.4
Income tax recovery (expense) - net	15.5	(54.5)	-	(39.0)	(101.6)	-	(140.6)
Earnings (loss) from continuing operations after tax	73.5	50.0	(50.0)	73.5	370.9	(371.6)	72.8
Loss from discontinued operations after tax	(4.9)	(4.9)	4.9	(4.9)	(5.6)	5.6	(4.9)
Net earnings (loss)	$68.6	$45.1	$(45.1)	$68.6	$365.3	$(366.0)	$67.9
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Common shareholders	$73.5	$50.0	$(50.0)	$73.5	$371.6	$(371.6)	$73.5
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Common shareholders	$68.6	$45.1	$(45.1)	$68.6	$366.0	$(366.0)	$68.6

Consolidating statement of comprehensive income (loss) for the nine months ended September 30, 2015

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$(142.6)	$(159.4)	$159.4	$(142.6)	$865.7	$(868.2)	$(145.1)

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(25.0)	(0.1)	-	(25.1)	(0.7)	-	(25.8)
Reclassification to earnings for impairment charges	6.4	-	-	6.4	-	-	6.4
Accumulated other comprehensive loss related to investments sold (b)	-	-	-	-	-	-	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(6.3)	(29.1)	-	(35.4)	(0.2)	-	(35.6)
Accumulated other comprehensive income related to derivatives settled (d)	16.2	31.1	-	47.3	4.2	-	51.5
	(8.7)	1.9	-	(6.8)	3.3	-	(3.5)
Equity in other comprehensive income (loss) of intercompany investments	5.2	-	(1.9)	3.3	-	(3.3)	-
Total comprehensive income (loss)	$(146.1)	$(157.5)	$157.5	$(146.1)	$869.0	$(871.5)	$(148.6)

Comprehensive income (loss) from continuing operations	$(146.1)	$(157.5)	$157.5	$(146.1)	$869.0	$(871.5)	$(148.6)
Comprehensive loss from discontinued operations	-	-	-	-	-	-	-
Total comprehensive income (loss)	$(146.1)	$(157.5)	$157.5	$(146.1)	$869.0	$(871.5)	$(148.6)
Attributable to non-controlling interest	$-	$-	$-	$-	$(2.5)	$-	$(2.5)
Attributable to common shareholders	$(146.1)	$(157.5)	$157.5	$(146.1)	$871.5	$(871.5)	$(146.1)

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$(13.5)	$-	$(13.5)	$0.2	$-	$(13.3)
(d) Net of tax of	$-	$13.8	$-	$13.8	$1.5	$-	$15.3

Consolidating statement of comprehensive income (loss) for the nine months ended September 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$68.6	$45.1	$(45.1)	$68.6	$365.3	$(366.0)	$67.9

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	8.2	-	-	8.2	(2.6)	-	5.6
Reclassification to earnings for impairment charges	0.6	-	-	0.6	-	-	0.6
Accumulated other comprehensive loss related to investments sold (b)	(6.1)	-	-	(6.1)	-	-	(6.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(9.9)	5.3	-	(4.6)	(3.6)	-	(8.2)
Accumulated other comprehensive income related to derivatives settled (d)	6.0	9.8	-	15.8	-	-	15.8
	(1.2)	15.1	-	13.9	(6.2)	-	7.7
Equity in other comprehensive income (loss) of intercompany investments	8.9	-	(15.1)	(6.2)	-	6.2	-
Total comprehensive income (loss)	$76.3	$60.2	$(60.2)	$76.3	$359.1	$(359.8)	$75.6

Comprehensive income (loss) from continuing operations	$81.2	$65.1	$(65.1)	$81.2	$364.7	$(365.4)	$80.5
Comprehensive loss from discontinued operations	(4.9)	(4.9)	4.9	(4.9)	(5.6)	5.6	(4.9)
Total comprehensive income (loss)	$76.3	$60.2	$(60.2)	$76.3	$359.1	$(359.8)	$75.6
Attributable to non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Attributable to common shareholders	$76.3	$60.2	$(60.2)	$76.3	$359.8	$(359.8)	$76.3

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$3.8	$-	$3.8	$(1.2)	$-	$2.6
(d) Net of tax of	$-	$4.8	$-	$4.8	$-	$-	$4.8

Consolidating statement of cash flows for the nine months ended September 30, 2015
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$(142.6)	$(159.4)	$159.4	$(142.6)	$865.7	$(868.2)	$(145.1)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	4.8	264.9	-	269.7	393.0	-	662.7
Impairment of inventory	-	24.5	-	24.5	-	-	24.5
Equity in losses (earnings) of associate, joint venture and intercompany investments	274.1	165.6	(159.4)	280.3	2.6	(286.7)	(3.8)
Non-hedge derivative losses - net	(20.1)	(0.3)	-	(20.4)	21.6	-	1.2
Share-based compensation expense	13.9	-	-	13.9	-	-	13.9
Finance Expense	49.9	39.2	(23.2)	65.9	74.1	(70.4)	69.6
Deferred tax expense (recovery)	-	13.1	-	13.1	(55.1)	-	(42.0)
Foreign exchange losses (gains) and other	(220.7)	(1.4)	-	(222.1)	223.9	-	1.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	0.2	34.3	-	34.5	(27.1)	-	7.4
Inventories	0.7	25.8	-	26.5	83.9	-	110.4
Accounts payable and accrued liabilities	(14.0)	(48.0)	-	(62.0)	90.1	-	28.1
Cash flow provided from (used in) operating activities	(53.8)	358.3	(23.2)	281.3	1,672.7	(1,225.3)	728.7
Income taxes recovered (paid)	-	16.8	-	16.8	(96.1)	-	(79.3)
Net cash flow of continuing operations provided from (used in) operating activities	(53.8)	375.1	(23.2)	298.1	1,576.6	(1,225.3)	649.4
Net cash flow of discontinued operations used in operating activities	-	-	-	-	-	-	-
Investing:
Additions to property, plant and equipment	(14.6)	(254.1)	-	(268.7)	(180.6)	-	(449.3)
Net proceeds from (additions to) long-term investments and other assets	(0.3)	(21.7)	-	(22.0)	(38.4)	-	(60.4)
Net proceeds from the sale of property, plant and equipment	-	0.5	-	0.5	1.5	-	2.0
Decrease in restricted cash	-	0.6	-	0.6	34.1	-	34.7
Interest received and other	0.2	2.1	-	2.3	0.8	-	3.1
Net cash flow of continuing operations provided from (used in) investing activities	(14.7)	(272.6)	-	(287.3)	(182.6)	-	(469.9)
Net cash flow of discontinued operations provided from investing activities	1.0	-	-	1.0	-	-	1.0
Financing:
Issuance of common shares on exercise of options	-	-	-	-	-	-	-
Proceeds from issuance of debt	-	22.5	-	22.5	-	-	22.5
Repayment of debt	-	(22.5)	-	(22.5)	(80.0)	-	(102.5)
Interest paid	(46.4)	-	-	(46.4)	(1.2)	-	(47.6)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(1,154.9)	1,154.9	-
Settlement of derivative instruments	-	-	-	-	-	-	-
Intercompany advances	(92.3)	(61.8)	23.2	(130.9)	60.5	70.4	-
Other	(2.9)	-	-	(2.9)	-	-	(2.9)
Net cash flow of continuing operations used in financing activities	(141.6)	(61.8)	23.2	(180.2)	(1,175.6)	1,225.3	(130.5)
Net cash flow of discontinued operations used in financing activities	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(8.7)	-	(8.7)
Increase (decrease) in cash and cash equivalents	(209.1)	40.7	-	(168.4)	209.7	-	41.3
Cash and cash equivalents, beginning of period	315.1	131.0	-	446.1	537.4	-	983.5
Cash and cash equivalents, end of period	$106.0	$171.7	$-	$277.7	$747.1	$-	$1,024.8

Consolidating statement of cash flows for the nine months ended September 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$73.5	$50.0	$(50.0)	$73.5	$370.9	$(371.6)	$72.8
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	5.6	257.5	-	263.1	382.4	-	645.5
Impairment of inventory	-	-	-	-	-	-	-
Equity in losses (earnings) of associate, joint venture and intercompany investments	(142.1)	21.1	50.0	(71.0)	4.0	71.3	4.3
Non-hedge derivative losses - net	2.2	1.4	-	3.6	1.1	-	4.7
Share-based compensation expense	20.2	-	-	20.2	-	-	20.2
Finance Expense	27.8	19.1	(1.6)	45.3	66.6	(59.3)	52.6
Deferred tax expense (recovery)	-	41.7	-	41.7	15.2	-	56.9
Foreign exchange losses (gains) and other	(2.4)	(8.3)	-	(10.7)	(39.7)	-	(50.4)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.3)	14.6	-	12.3	(85.5)	-	(73.2)
Inventories	(2.7)	(0.7)	-	(3.4)	22.3	-	18.9
Accounts payable and accrued liabilities	(35.3)	(2.0)	-	(37.3)	104.9	-	67.6
Cash flow provided from (used in) operating activities	(55.5)	394.4	(1.6)	337.3	842.2	(359.6)	819.9
Income taxes recovered (paid)	-	(11.4)	-	(11.4)	(129.6)	-	(141.0)
Net cash flow of continuing operations provided from (used in) operating activities	(55.5)	383.0	(1.6)	325.9	712.6	(359.6)	678.9
Net cash flow of discontinued operations used in operating activities	-	-	-	-	(5.9)	-	(5.9)
Investing:
Additions to property, plant and equipment	(16.9)	(187.5)	-	(204.4)	(238.0)	-	(442.4)
Net proceeds from (additions to) long-term investments and other assets	8.0	(25.7)	-	(17.7)	(28.4)	-	(46.1)
Net proceeds from the sale of property, plant and equipment	-	1.6	-	1.6	0.2	-	1.8
Decrease in restricted cash	15.4	0.5	-	15.9	-	-	15.9
Interest received and other	0.4	1.4	-	1.8	1.5	-	3.3
Net cash flow of continuing operations provided from (used in) investing activities	6.9	(209.7)	-	(202.8)	(264.7)	-	(467.5)
Net cash flow of discontinued operations provided from investing activities	-	-	-	-	-	-	-
Financing:
Issuance of common shares on exercise of options	0.1	-	-	0.1	-	-	0.1
Proceeds from issuance of debt	492.9	381.6	-	874.5	-	-	874.5
Repayment of debt	(500.0)	(381.6)	-	(881.6)	(60.0)	-	(941.6)
Interest paid	(16.4)	(0.2)	-	(16.6)	(2.5)	-	(19.1)
Dividends received from (paid to) common shareholders and subsidiaries	60.0	-	-	60.0	(360.3)	300.3	-
Settlement of derivative instruments	(2.0)	-	-	(2.0)	-	-	(2.0)
Intercompany advances	(134.8)	(133.6)	1.6	(266.8)	207.5	59.3	-
Other	(1.6)	0.5	-	(1.1)	(1.0)	-	(2.1)
Net cash flow of continuing operations used in financing activities	(101.8)	(133.3)	1.6	(233.5)	(216.3)	359.6	(90.2)
Net cash flow of discontinued operations used in financing activities	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(13.9)	-	(13.9)
Increase (decrease) in cash and cash equivalents	(150.4)	40.0	-	(110.4)	211.8	-	101.4
Cash and cash equivalents, beginning of period	218.3	118.9	-	337.2	397.3	-	734.5
Cash and cash equivalents, end of period	$67.9	$158.9	$-	$226.8	$609.1	$-	$835.9